SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English)

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Lima, Peru, 08 de February, 2016 – Credicorp (NYSE:BAP) announced its unaudited results for the fourth quarter of 2015. These results are consolidated in Soles according to IFRS.

Results for the Fourth Quarter 2015

Credicorp reported net income of S/. 731.1 million in 4Q15, which led to an ROAE and ROAA of 18.7% and 1.9%, respectively. After excluding the effect of non-recurring net expenses for S/. 38.4 million, the result translates into net recurring income of S/. 769.6 million. This represents slight growth of +3.3% QoQ and +23% YoY and recurring ROAE and ROAA of 19.9% and 2.0%, respectively.

The main drivers of 4Q15 results were:

•     An expansion of +2.8% QoQ and +13.1% YoY in period-end loan balances, which represented real growth of +0.5% QoQ and +7.4% YoY. Unlike the scenario in previous quarters, the QoQ increase in loans was led by Retail Banking.

•     Growth of +5.8% QoQ and +15.4% YoY in net interest income (NII) due to higher income from interest on loans, which offset the increase in interest expenses. This year, NII posted significant expansion of 16.5%.

•     The Net Interest Margin (NIM) was 5.55%. This represented an increase of +6 bps QoQ, which was attributable to significant growth in NII (the highest quarterly level this year) and a lower increase in average Interest Earnings Assets (IEAs), which was in turn due to a decrease in the number of BCRP instruments. The YoY evolution reveals a decrease of -11 bps due to: (i) more use of BCRP instruments, which require restricted deposits that “inflate” the IEAs; (ii) an increase in loan growth in lower margin segments; and (iii) the increase in the funding cost. The aforementioned attenuated the contraction in NIM in 2015, which fell only -8 bps, in line with expectations.

•     The +13.1% increase QoQ and +14.9% YoY in net provisions, which was mainly generated by the Wholesale, Mortgage and Credit Card segments. This led the cost of risk to rise from 2.02% in 3Q15 and 2.19% in 4Q14 to 2.23% in 4Q15. In 2015 the cost of risk fell to 2.08% (vs. 2.15% in 2014), which was lower than expected.

•     The increase of 3.5% QoQ in non-financial income due to good growth in fee income and, to a lesser extent, in gains on Foreign Exchange Transactions, which offset the loss on Sales of Securities. The YoY and accumulated evolution for the year show an increase of +9.5% and +8.7%, respectively, which were due primarily to gains on Foreign Exchange Transactions and to a lesser extent, to fee income.

•     The insurance underwriting result increased +7.3% QoQ, which was primarily attributable to a decrease in the acquisition cost and higher net premiums for property and casualty insurance, which offset an increase in claims. In this context, the combined ratio fell to 86.4%, which is lower than the 92.2% registered in 3Q15 and the 100.2% reported in 4Q14.

•     As expected, the efficiency ratio deteriorated QoQ (+140 bps) due to the seasonality associated with administrative expenses but in YoY terms, and in comparison to the accumulated level in 2014 in particular, this ratio fell more than expected: -180 bps and -200 bps, respectively.

As such, net recurring income in 2015 was situated at S/. 2,950.9 million, which represented a recurring ROAE and ROAA of 19.7% and 2.0%, respectively.

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2

Credicorp (NYSE: BAP): Fourth Quarter Results 2015

Executive Summary

Credicorp Ltd.		Quarter		Change		Year		Change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Net interest income	1,711,398	1,866,893	1,975,440	5.8%	15.4%	6,409,805	7,464,895	16.5%
Provision for loan losses, net of recoveries	(437,258)	(444,425)	(502,574)	13.1%	14.9%	(1,715,809)	(1,880,898)	9.6%
Net interest income after provisions	1,274,140	1,422,468	1,472,866	3.5%	15.6%	4,693,996	5,583,997	19.0%
Non-financial income	865,920	916,081	948,554	3.5%	9.5%	3,505,209	3,811,793	8.7%
Insurance services underwriting result	103,992	125,245	134,392	7.3%	29.2%	422,898	476,235	12.6%
Medical services gross margin	23,467	-	-	N/A	-100.0%	98,232	-	-100.0%
Operating expenses	(1,524,644)	(1,337,802)	(1,558,143)	16.5%	2.2%	(5,331,188)	(5,557,993)	4.3%
Operating income	742,875	1,125,992	997,669	-11.4%	34.3%	3,389,147	4,314,032	27.3%
Translation results	(1,751)	2,940	32,733	N/A	N/A	430	46,563	N/A
Income taxes	(257,220)	(300,989)	(297,398)	-1.2%	15.6%	(968,333)	(1,197,207)	23.6%
Net income	483,903	827,943	733,004	-11.5%	51.5%	2,421,245	3,163,388	30.7%
Non-controlling interest	(11,703)	20,798	1,872	-91.0%	-116.0%	33,394	71,082	112.9%
Net income attributed to Credicorp	495,606	807,145	731,132	-9.4%	47.5%	2,387,851	3,092,306	29.5%
Non-recurring income (expense)(1)	(130,175)	61,903	(38,434)	-162.1%	-70.5%	(60,085)	141,359	-335.3%
Recurring net income	625,781	745,242	769,566	3.3%	23.0%	2,447,936	2,950,947	20.5%
Net income/share (S/.)	6.21	10.12	9.17	-9.4%	47.5%	29.94	38.77	29.5%
Total loans	79,889,948	87,842,690	90,328,499	2.8%	13.1%	79,889,948	90,328,499	13.1%
Deposits and obligations	77,160,494	86,426,707	90,593,302	4.8%	17.4%	77,160,494	90,593,302	17.4%
Net shareholders' equity	13,979,455	15,153,252	16,128,015	6.4%	15.4%	13,979,455	16,128,015	15.4%
Profitability
Net interest margin	5.66%	5.49%	5.55%	6 bps	-11 bps	5.68%	5.60%	-8 bps
Funding cost	1.91%	1.97%	2.01%	4 bps	10 bps	1.94%	1.97%	3 bps
ROAE	14.5%	21.6%	18.7%	-290 bps	420 bps	18.5%	20.5%	200 bps
Recurring ROAE (2)	18.3%	20.1%	19.9%	-20 bps	160 bps	18.6%	19.7%	110 bps
ROAA	1.5%	2.2%	1.9%	-30 bps	40 bps	1.9%	2.1%	20 bps
Recurring ROAA (3)	1.9%	2.0%	2.0%	-	10 bps	2.0%	2.0%	-
Loan portfolio quality
PDL over 90 days	1.78%	1.88%	1.80%	-8 bps	2 bps	1.78%	1.80%	2 bps
Internal overdue ratio (4)	2.51%	2.57%	2.56%	-1 bps	5 bps	2.51%	2.56%	5 bps
NPL ratio (5)	3.33%	3.40%	3.41%	1 bps	8 bps	3.33%	3.41%	8 bps
Cost of risk (6)	2.19%	2.02%	2.23%	21 bps	4 bps	2.15%	2.08%	-7 bps
Coverage of internal overdue loans	164.7%	162.8%	166.2%	340 bps	150 bps	164.7%	166.2%	150 bps
Coverage of NPLs	124.5%	123.2%	124.7%	150 bps	20 bps	124.5%	124.7%	20 bps
Operating efficiency
Efficiency ratio (7)	46.2%	43.0%	44.4%	140 bps	-180 bps	45.3%	43.3%	-200 bps
Operating expenses / Total assets	4.1%	3.5%	4.0%	50 bps	-10 bps	4.0%	3.7%	-30 bps
Insurance ratios
Combined ratio of P&C (8)(9)	100.2%	92.2%	86.4%	-580 bps	-1380 bps	98.3%	90.5%	-780 bps
Loss ratio (9)	65.1%	60.4%	59.7%	-70 bps	-540 bps	63.3%	58.9%	-440 bps
Underwriting result / net earned premiums (9)	14.5%	12.9%	20.2%	730 bps	570 bps	14.5%	15.8%	130 bps
Employees	32,313	33,423	33,658	0.7%	4.2%	32,313	33,658	4.2%

(1) Includes non-recurring income / (expense) and translation results (net of taxes).

(2) Recurring ROAE: Net recurring income is used for calculations. In the equity side, adjustments are made to exclude non-recurring income (expense).

(3) Recurring ROAA: Net recurring income is used for calculations.

(4) Internal overdue loans ratio = includes overdue loans and loans under legal collection. From this reporting period and for future reporting periods, we refer to loans that are considered past due under our internal guidelines as “internal overdue loans”. In previous reporting periods, such loans were referred to as “past due”.

(5) NPLs: Non-performing loans = Internal overdue loans + Refinanced loans. NPL ratio: NPLs / Total loans.

(6) Annualized provision for loan losses / Total loans.

(7) The formula has been adjusted, for further details see appendix 11.9. New formula of efficiency ratio = [ Total expenses + Acquisition cost – Other expenses] / [Net interest income + Fee income + Gain on foreign Exchange transactions + Net gains from subsidiaries + Net earned premiums + Gross margin from medical services].

(8) Combined ratio= (Net claims + General expenses + Fees + Underwriting expenses) / Net earned premiums. Do not include insurance Life business.

(9) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.

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The following chart shows Credicorp’s non-recurring income/expense for 2014 and 2015:

			2014	4Q15	2015
Net income Credicorp			2,387,851	731,132	3,092,306
Subsidiaries	Explanation	Affected line in the P&L
Non-recurring items (S/. 000)
Mibanco	- Amortization - Edyficar's brand	Operating expenses - Administrative expenses	-14,241	-	-
	- Non-recurring expenses Mibanco&Edyficar	Operating expenses - Others	-45,814	-	-
Grupo Pacífico	- JV with Banmédica	Non-financial income - Net gain on subsidiaries	-	-7,609	99,391
Atlantic Security Bank	- Compensation received from reinsurers for incurred losses in 2008	Non-financial income - Other income	40,822	-	-
	- Sale of a fund position	Non-financial income - Net gain on sales of securities	-	-	58,963
Prima AFP	- Real estate sale	Non-financial income - Net gain on sales of securities	3,958	-	-
	- Reversal of tax provisions	Tax	2,057	-	-
Credicorp	- Puts&Calls	Operating expenses	-51,800		-
Capital	- Impairment and others	- Others	-69,817	-61,538	-61,538
Others	- Sale of securities - Alicorp	Non-financial income	59,835	-	-
	- Sale of securities - Bonds	- Net gain on sales of securities	15,030	-	-
	- Shutdown of Tarjeta Naranja	Operating expenses	-7,573	-	-
	- Deferred Tax Asset adjustment	Others	-23,882	-	-
	- Tax adjustment	Tax	2,952	-	-
	- Others, mainly a non-recurring income from Edyficar	Other income / expense	27,959	2,491	2,491
Translation result(1)			430	28,223	42,053
	Total non-recurring income / expense (2)		-60,085	-38,434	141,359
	Recurring net income Credicorp		2,447,936	769,566	2,950,947

(1) Only translation result in 4Q15 is net of taxes.

(2) Figures net of taxes.

Credicorp reported net income of S/. 731.1 million, which led to an ROAE and ROAA of 18.7% and 1.9%, respectively in 4Q15. These solid results allowed the organization to post positive figures for the third consecutive quarter, which is particularly noteworthy given an adverse macroeconomic context and market volatility. It is important to note that recurring net income totaled S/. 769.6 million (+3.3% QoQ and +23% YoY), which represents a good level of profitability with recurring ROAE and ROAA of 19.9% and 2.0%, respectively.

NII at Credicorp rose +5.8% QoQ and +15.4% YoY, which was the highest quarterly growth posted this year. This expansion was primarily associated with an increase interest income, which was driven by higher interest on loans in 4Q15. Growth in interest income offset the increase in interest expenses, which reported a decrease in the pace of expansion due to a drop in the level of BCRP instruments.

The aforementioned led to an increase of +6 bps QoQ in Credicorp’s NIM (5.49% in 3Q15 and 5.55% in 4Q15). This was attributable to significant expansion in NII and to a smaller increase in average IEA, which was due to a decrease in the level of BCRP instruments. The YoY evolution reveals a decline of -11 bps due to: (i) more use of BCRP instruments, which require restricted deposits that “inflate” the IEA; (ii) higher expansion in loans in segments with lower margins; and (iii) an increase in the cost of funding.

Total loans increased +2.8% QoQ and +13.1% YoY in period-end balances and +4.8% QoQ and +16.8% YoY in average daily balances. Unlike the scenario in previous quarters, loan expansion was led by Retail Banking and to a lesser extent by Wholesale Banking. In real terms, loans rose +0.5% QoQ in terms of period-end balances and 3.1% QoQ when measured in average daily balances.

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In terms of loans by business segment, in average daily balances, Retail Banking posted growth of +4.4% QoQ and +13.0% YoY. This was mainly attributable to loan expansion in LC, which registered growth in every segment. In real terms, Retail Banking, the segment with the highest margins, also reported a larger contribution to growth in average daily loan balances than Wholesale Banking (28% vs. 25%). Wholesale Banking loans grew +4.7% QoQ and +19.7% YoY. This was mainly associated with an increase in medium-term financing at Corporate Banking, which was issued primarily in LC and offset the decline in the FC loan book both QoQ and YoY. An additional driver of loan growth in this portfolio was the increase in Middle Market banking loans, where growth was mainly generated by an expansion in the LC loan book that was attributable to an increase in financing for working capital and medium and long-term funding, which offset the drop in the FC Portfolio both QoQ and YoY. Mibanco reported loan growth for the second consecutive quarter (+2.6% QoQ and +4.3% YoY).

The analysis by currency reflects on-going dedollarization with growth of +7.3% QoQ and +32.5% YoY in the LC Portfolio and a decline in the FC loan book of -3.0% QoQ and -12.7% YoY, mainly at BCP Stand-alone. In this context, LC Loans continued to increase their share of total loans at Credicorp (58.0% in 3Q15 and 59.4% in 4Q15).

The cost of funding at Credicorp increased slightly by +4 bps QoQ. This was primarily attributable to an increase in the cost of funding at Mibanco and at BCP Stand-alone, which was in turn associated with higher costs this quarter relative to deposits and BCRP instruments (due to an increase in the reference rate).

The L/D ratio at Credicorp fell -190 bps QoQ and -380 bps YoY. This effect was seen at the banking subsidiary level: BCP Stand-alone, Mibanco and BCP Bolivia. The decline posted was in line with a +4.8% QoQ increase in total deposits vs. lower growth in total loans (+2.8% QoQ). Nevertheless, it is important to note that although the increase in total deposits contemplates the effect of the appreciation of the US Dollar, if we analyze the L/D ratio without this effect, we also find and improvement in the ratio of approximately - 80 bps QoQ.

In terms of portfolio quality in 4Q15, the ratios for portfolio quality remained relatively stable with regard to those posted in 3Q15 (-1 bps QoQ in the Internal overdue ratio and +1 bps in the NPL ratio). The cost of risk increased QoQ and was situated at 2.23%, which surpassed the 2.02% registered in 3Q15. At the business segment level, the on-going improvement in the SME-Pyme and Mibanco portfolios is noteworthy. Wholesale Banking, SME-Business, Mortgage and Credit Cards reported as slight increase in delinquency that is not worrisome for two reasons: i) the levels of these indicators were well within the organization’s appetite for risk and ii) the probability of default (PD) for each portfolio fell throughout the year after risk quality was prioritized.

Non-financial loans grew +3.5% QoQ. This was due primarily to the increase in fees for banking services, higher gains on Foreign Exchange Transactions and growth in non-recurring income at Edyficar (Other Income). The aforementioned offset the loss on Sales of Securities and the loss on investments at the subsidiary level, which was mainly associated with a non-recurring expense at Grupo Pacifico (S/.10 million). The YoY evolution reported an increase of +9.5% due to higher gains on FX transactions and to the increase in fees, which are the main sources of non-financial income.

The insurance underwriting result increased +7.3% QoQ, This was due primarily to a decrease in the acquisition cost in the property and casualty line, and to a lesser extent in Life Insurance, as well as to a higher increase in net premiums in life insurance. With regard to the YoY analysis, it is important to remember that the results contemplate the accounting effect of the joint venture with Banmedica; nevertheless the underwriting result increased 29.2%, which was due primarily to a decrease in claims in 4Q15 and to a drop in the acquisition cost, which attenuated the decline in the net earned premium.

In terms of operating efficiency, the efficiency ratio increased QoQ due to seasonal expenses that are present every 4Q. Nevertheless, the positive results of the Efficiency Program are reflected in the -180 bps drop in this indicator YoY.

Finally, with regard to capital, Credicorp maintained a comfortable level of capitalization that at the end of 4Q15 represented 1.13 times the capital required by the Peruvian regulator. At BCP Stand-alone (in Peru GAAP), the ratios continued to be highly adequate and were above the regulatory limit with a BIS ratio of 14.34%, Tier 1 of 9.61%, and, perhaps most noteworthy, a Tier 1 common equity increased to 9.34% vs. 9.01% in 3Q15

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Results 2015 vs 2014

In annual terms, Credicorp obtained net income of S/. 3,092.3 million. This represented a +29.5% increase over the S/. 2,387.9 million registered in 2014 , which led to an ROAE of 20.5% and an ROAA of 2.1% (vs 18.5% and 1.9% in 2014, respectively). The result in 2015 clearly reflects Credicorp’s solid position. This allowed it achieve excellent profitability in local and international contexts, which characterized by low growth and high volatility. The recurring net income was S/. 2,950.9 million (20.5% higher than 2014 results) which represents and ROAE and ROAA of 19.7% and 2.0% respectively (vs. 18.6% and 2.0% in 2014, respectively).

Better performance in 2015 was due primarily to:

(i)	Growth of +16.5% in net interest income, which was in turn attributable to higher income from interest on loans, which was associated with a +16.8% expansion in average daily loan balances. This offset the increase of +17.9% in interest expenses. The aforementioned implied a slight decline of -8 bps in NIM. This was in line with expectations and reflected more use of BCRP instruments, which require restricted deposits that “inflate” IEA; higher growth in loans in segments with lower margins; and an increase in the cost of funding.
(ii)	The increase of +8.7% in non-financial income was associated with gains on FX transactions and with fees for banking services, which offset losses on Sales of Securities due to a deterioration of the market values of the subsidiaries’ portfolios.
(iii)	The increase of +12.6% in the insurance underwriting result despite the fact that this figure incorporates the elimination of the underwriting result included in the joint venture with Banmedica.

The aforementioned offset:

(i)	The +9.6% increase in provisions for loan losses, which was primarily attributable to a deterioration in the payment capacities of a small and isolated number of clients in Wholesale Banking and in SME-Business, given that segments such as SME and Mibanco posted a significant drop for this indicator. The aforementioned led to an improvement in the cost of risk, which was situated at 2.08%. This fell below the 2.15% posted in 2014, which mainly reflects the quality of origination in business segments.

(ii)	The extremely low growth of +4.3% in operating expenses given that the increase salaries and employee benefits and in general and administrative expenses was well contained. This led to an improvement in the efficiency ratio of -200 bps (45.3% in 2014 and 43.3% in 2015). It is important to note that this result reflects the solid nature of the efficiency program implemented at BCP, which has allowed Credicorp to improve its operating efficiency for two consecutive years.

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Credicorp and subsidiaries

Earnings contribution	Quarter			% change		Year		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015/2014
Banco de Crédito BCP (1)	441,223	649,287	661,507	1.9%	49.9%	1,903,158	2,476,830	30.1%
Mibanco (2)	(3,691)	70,938	53,860	-24.1%	N/A	75,559	212,374	181.1%
BCB	14,568	16,333	14,963	-8.4%	2.7%	66,483	57,384	-13.7%
Grupo Pacífico (3)	54,890	48,498	61,908	27.7%	12.8%	199,270	344,507	72.9%
Atlantic Security Bank	21,616	67,792	15,951	-76.5%	-26.2%	159,441	150,033	-5.9%
Prima	37,086	40,074	38,384	-4.2%	3.5%	153,362	162,084	5.7%
Credicorp Capital (4)	(53,875)	10,759	(44,461)	N/A	17.5%	(14,139)	391	102.8%
Others (5)	(5,333)	(9,265)	(2,157)	76.7%	59.5%	(13,241)	(41,540)	-213.7%
Net income Credicorp	495,606	807,145	731,132	-9.4%	47.5%	2,387,851	3,092,305	29.5%
Recurring net income Credicorp (6)	625,781	745,242	769,566	3.3%	23.0%	2,447,936	2,950,946	20.5%

(1)	Includes Banco de Crédito de Bolivia and Mibanco. Figures of 2015 do not include the gain on sale of BCI shares and interest income on a loan between BCP and Credicorp Ltd., both are eliminated in the consolidation to Credicorp.
(2)	The figure is lower than the net income of Mibanco because Credicorp owns 95.4% of Mibanco (directly and indirectly).
(3)	The figure is lower than the net income before minority interest of Grupo Pacifico because Credicorp owns 98.5% of Grupo Pacifico (directly and indirectly). The contribution of the year 2015 does not include the income for the JV with Banmedica and gain/loss for translation.
(4)	Includes Credicorp Capital Limited and Credicorp Capital Peru.
(5)	Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd. Figures of 2015 do not include the interest expense on a loan between BCP and Credicorp Ltd., this is eliminated in the consolidation to Credicorp.
(6)	Recurring Net income excludes Non-recurring income/(expense) and translation results (net of taxes). Recurring ROAE = (Net income attributable to Credicorp - Non-recurring income (expense) after tax)*4 / Average+ (Net shareholders’ equity excluding minority interest – Non-recurring income (expense) after tax).

	ROAE					Recurring ROAE (6)
	Quarter			Year		Year
	4Q14	3Q15	4Q15	2014	2015	2014	2015
Banco de Crédito BCP(1)	21.4%	24.4%	23.4%	21.4%	25.8%	21.8%	23.2%
Mibanco (2)	-3.8%	23.7%	17.1%	7.0%	17.8%	12.7%	17.5%
BCB	12.7%	12.5%	10.8%	15.2%	10.6%	15.2%	10.6%
Grupo Pacífico (3)	11.8%	10.5%	11.5%	11.7%	18.1%	11.4%	12.1%
Atlantic Security Bank (4)	13.8%	42.8%	9.5%	26.7%	20.1%	20.6%	13.0%
Prima	26.2%	30.8%	27.5%	28.0%	27.5%	29.6%	27.0%
Credicorp Capital (5)	-31.0%	7.6%	-27.3%	-2.1%	0.5%	8.2%	6.9%
Credicorp	14.5%	21.6%	18.7%	18.5%	20.5%	18.6%	19.7%
Recurring ROAE Credicorp (6)	18.3%	20.1%	19.9%

(1) Figures of 2015 do not include the gain on sale of BCI shares and the interest income on a loan between BCP and Credicorp Ltd. (as a result of BCI operation), as it is eliminated in the consolidation to Credicorp.

(2) The ROAE including goodwill of Edyficar and Mibanco is 15.5% in 4Q15 and 16% in 2015.

(3) ROAE and recurring ROAE for 2015 include unrealized gains or losses. Recurring ROAE for 2015 excludes the income for the JV with Banmédica and gain or loss for translation.

(4) The recurring ROAE for 2015 excludes a fund liquidation.

(5) Includes Credicorp Capital Limited and Credicorp Capital Peru.

(6) Excludes non-recurring income / (expense) and translation results (net of taxes).

BCP Consolidated contributed S/. 662 million to Credicorp, which represented growth of +1.9% QoQ and +49.9% YoY. This led to an ROAE of 23.4% in 4Q15, which reflected a decline of -100 bps QoQ but an increase of +480 bps YoY. The evolution registered this quarter was primarily due to: (1) solid growth in Net Interest Income, which was in line with the evolution of the loan portfolio in terms of average daily balances; (2) growth in non-financial income, which was associated with an increase in the market value of sovereign bonds; non-recurring income at Edyficar (S/.12 million); and an increase in fee income and gains on Foreign Exchange Transactions. Operating expenses at BCP increased QoQ due to the seasonality that characterizes all 4Qs; nevertheless, operating expenses in YoY terms registered low growth (+3.5%), which was mainly due to a slight decline in administrative expenses. In this context, the efficiency ratio was situated at 44.5% in 4Q15, which topped the 41.8% reported in 3Q15 but fell below the 48% registered in 4Q14. In annual accumulated terms, BCP Consolidated contributed S/. 2,477 million (+30.1%) to Credicorp and reported an ROAE of 25.8%, which was superior to the 21.4% registered in 2014. Finally, BCP Consolidated’s efficiency ratio fell -370 bps this quarter.

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Mibanco registered a net contribution to Credicorp for S/.53.8 million, which represented a drop of -24.1% QoQ and an ROAE of 17.1% in 4Q15 (vs. 23.7% in 3Q15). Although net interest income (NII) grew +3.2% QoQ due to an increase in loans in the small and micro business segments, its positive evolution was offset by higher operating expenses and a normalized level of provisions for loan losses. Operating expenses increased due to higher associated expenses in 4Q15, which led to an efficiency ratio of 56.2% (+210 bps QoQ). In YoY terms, however, the ratio posted an improvement of -430 bps (60.5%).

BCP Bolivia reported a contribution of S/14.9 million in 4Q15, which represented a decline of -8.4% QoQ that led to an ROAE of 10.8% in 4Q15 (vs. 12.5% in 3Q15). Although several items evolved positively, such as NII, which grew hand-in-hand with loan growth and provisions for loan losses (which fell due to an improvement in portfolio quality), the effect of growth in operating expenses- due primarily to higher provisions for future losses due to operating risk- explains the decrease in BCP Bolivia’s contribution this quarter.

ASB reported a contribution to Credicorp of S/. 16.0 million in 4Q15, which fell -76.5% below 3Q15’s result due to (i) an increase in provisions in 4Q15 due to a deterioration in the value of the investment portfolio (S/18.7 million), and (ii) lower income this quarter vs 3Q15, which registered income from fund liquidation (S/.53 million). This translated into an ROAE and recurring ROAE of 9.5% and 10.4%, respectively (42.8% and 5.8% in 3Q15). The efficiency ratio, which was situated at 26.2%, increased due to lower earnings this quarter.

Grupo Pacífico reported a contribution of S/. 61.9 million in 4Q15, which represented an increase of +27.7% QoQ and +12.8% YoY. In accumulated terms, Grupo Pacífico managed to contribute to Credicorp in S/. 344.5 million, +72% over 2014. The best results were due to a higher underwriting result recorder throughout 2015. In addition, the improvements made in operating efficiency contributed to reduced expenses in the P&C and Life Insurance. The aforementioned translated into an ROAE of 11.5% at the end of 4Q15 and ROAE of 18.1% in 2015 (vs. 11.7 % achieved in 2014).

In 4Q15, Prima AFP’s contribution to Credicorp was S/ 38.4 million, which represented a decline of -4.2% QoQ and an increase of +3.5% YoY, which translated into an ROAE of 27.5% for the quarter. Operating expenses increased QoQ due to higher administrative expenses, which were primarily attributable to the seasonality that characterizes 4Qs. Operating efficiency in 4Q15 was 43.3%, which was higher than 3Q15’s figure (41.1%). The funds managed by Prima AFP totaled S/ 39,345 million, which represented 31.7% of the system’s total funds.

Credicorp Capital reported a net loss of -S/ 44 million in 4Q15 and a contribution of S/. 3.2 million in 2015. The results in 4Q15 were due primarily to goodwill impairment of S/ 62 million. Nevertheless, if this expenditure is excluded, significant growth in non-financial income is evident (+14.3% QoQ). Expansion in this case was mainly attributable to the good evolution of fee income, which was in turn due to more activity in M&A and advisory services. The increase in operating expenses was linked to goodwill impairment. In this context, Credicorp Capital’s ROAE was 10.1% in 4Q15 and 9.3% in 2015.

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1.	Interest-earning assets (IEA)

IEA rose +2.4% QoQ and +17.8% YoY. This was due primarily to growth in total loans (+2.8% QoQ and +13.1% YoY), the group’s most profitable asset, followed by an increase in funds in BCRP and Other Banks (+2.2% QoQ and +35.2% YoY), which reflects more frequent use of BCRP instruments, in particular substitution and expansion repos.

Interest earning assets		Quarter		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY
BCRP and other banks	21,053,967	27,845,763	28,470,897	2.2%	35.2%
Interbank funds	107,197	109,592	180,030	64.3%	67.9%
Trading securities	2,824,442	2,608,267	2,673,424	2.5%	-5.3%
Investments available for sale	15,787,619	19,152,136	18,868,752	-1.5%	19.5%
Investment held to maturity	2,669,778	3,161,475	3,582,129	13.3%	34.2%
Total loans	79,889,948	87,842,690	90,328,499	2.8%	13.1%
Total interest earning assets	122,332,951	140,719,923	144,103,731	2.4%	17.8%

1.1 Evolution of IEA

Growth of +2.4% QoQ was due primarily to an increase in Credicorp’s total loans, which rose +2.8% QoQ in quarter-end balances. The loan dynamic in 4Q15 was mainly led by the Retail Banking business, which is in line with seasonality in the second half of every year, when the largest financing campaigns are held.

The QoQ evolution was mainly attributable to +2.2% QoQ growth in BCRP and Other Banks. This was in turn primarily associated with an increase in available funds in operating cash for branches and in BCRP’s ordinary account, mainly at BCP.

Investments held-to-maturity rose primarily due to a +13.3% increase in BCP’s position, which is composed mainly of positions in Peruvian government bonds.

Trading Securities increased +2.5% QoQ, which was due largely to an increase in the market value of Credicorp Capital Colombia’s equity portfolio.

Investments Available for Sale reported a drop of -1.5% QoQ, which was mainly associated with BCP’s redemptions of Certificates of Deposit with BCRP (CDs). It is important to note that CDs with BCRP have been used, in part, in repo transactions with BCRP, which have represented a low cost source of funding for BCP. These repo transactions generate a restricted deposit in BCRP, which is also included in the IEAs.

In the YoY analysis, we see expansion in all components of IEA with the exception of Trading Securities, which fell -5.3% YoY due to lower balances for government bonds from countries with high investment grades. This effect was seen primarily in BCP’s portfolios. It is important to note that the significant increase of +35.2% in BCRP and Other Banks mainly reflects more use of BCRP instruments in general and substitution and expansion repos in particular. Under both schemes, repo transactions generate a restricted deposit in BCRP, which was the main driver of the expansion in IEAs. In Credicorp’s case, these transactions were only conducted by BCP Stand-alone and Mibanco.

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1.2 Credicorp Loans

Total loan growth contribution QoQ

(In average daily balances)

Loan growth contribution YoY

(In average daily balances)

*The above graphs explain the contribution to growth of each of Credicorp’s subsidiaries, for example, Wholesale Banking contributed with 34.4% of total loans’ growth YoY.

In general, the analysis of growth in average daily balances indicates that the dynamic of past quarters has changed given that Retail Banking accounted for the highest share of nominal growth in average daily balances, which differs from the scenario observed in previous quarters in 2015, when Wholesale Banking led growth in this component. In real terms, Retail Banking, the segment with the highest margins, also posted the highest contribution to loan growth in average daily balances, 28.2% vs. 24.7% in Wholesale Banking.

In the YoY evolution of business segments, the dynamic remained unchanged as Wholesale Banking continued to boast the highest share of average daily loan balances, measured in real terms, with a 50% contribution to growth vs. the 35% posted by Retail Banking.

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1.2.1 Loan evolution by business segment

Loan evolution measured in average daily balances by segment

	TOTAL LOANS Expressed in million Nuevos Soles			% nominal change		% real change		% Part. in Total loans
	4Q14	3Q15	4Q15	QoQ	YoY	QoQ	YoY	4T14	4T15
BCP Stand-alone	65,229	72,783	76,142	4.6%	16.7%	3.0%	11.8%	83.4%	83.3%
Wholesale Banking	34,459	39,405	41,262	4.7%	19.7%	2.6%	13.1%	44.1%	45.2%
Corporate	21,828	25,867	27,218	5.2%	24.7%	3.1%	17.7%	27.9%	29.8%
Middle - Market	12,631	13,538	14,044	3.7%	11.2%	1.7%	5.2%	16.1%	15.4%
Retail Banking	30,313	32,811	34,250	4.4%	13.0%	3.5%	10.4%	38.8%	37.5%
SME - Business	3,184	3,718	4,064	9.3%	27.6%	6.9%	19.8%	4.1%	4.4%
SME - Pyme	7,084	7,102	7,429	4.6%	4.9%	4.3%	4.1%	9.1%	8.1%
Mortgage	10,951	11,819	12,164	2.9%	11.1%	1.7%	7.5%	14.0%	13.3%
Consumer	5,863	6,247	6,442	3.1%	9.9%	2.4%	7.9%	7.5%	7.1%
Credit Card	3,232	3,925	4,152	5.8%	28.5%	5.3%	26.9%	4.1%	4.5%
Others (1)	457	567	630	11.0%	37.9%	7.9%	27.1%	0.6%	0.7%
Mibanco (2)	7,339	7,463	7,656	2.6%	4.3%	2.3%	3.4%	9.4%	8.4%
Bolivia	3,371	4,078	4,509	10.6%	33.8%	6.1%	19.0%	4.3%	4.9%
ASB	2,286	2,873	3,051	6.2%	33.5%	1.9%	18.7%	2.9%	3.3%
Total loans	78,225	87,198	91,357	4.8%	16.8%	3.1%	11.6%	100.0%	100.0%

For consolidation effects, loans generated in FC are converted into LC.

(1) Includes Work out unit, and other banking.

(2) Includes Edyficar and Mibanco.

Highest volume growth

Lowest volume growth

Loan evolution by currency - average daily balances

	DOMESTIC CURRENCY LOANS					FOREIGN CURRENCY LOANS					% Part. by currency
	(Expressed in million Nuevos Soles)					(Expressed in million USD)					4Q15
	4Q14	3Q15	4Q15	QoQ	YoY	4Q14	3Q15	4Q15	QoQ	YoY	LC	FC
BCP Stand-alone	34,154	43,671	47,157	8.0%	38.1%	10,563	9,053	8,636	-4.6%	-18.2%	61.9%	38.1%
Wholesale Banking	12,191	18,528	20,531	10.8%	68.4%	7,570	6,492	6,177	-4.9%	-18.4%	49.8%	50.2%
Corporate	8,233	12,274	13,359	8.8%	62.3%	4,622	4,227	4,129	-2.3%	-10.7%	49.1%	50.9%
Middle-Market	3,958	6,254	7,172	14.7%	81.2%	2,948	2,265	2,048	-9.6%	-30.5%	51.1%	48.9%
Retail Banking	21,840	24,986	26,444	5.8%	21.1%	2,880	2,434	2,326	-4.4%	-19.2%	77.2%	22.8%
SME - Business	965	1,559	1,807	15.9%	87.1%	754	671	672	0.2%	-10.8%	44.4%	55.6%
SME - Pyme	6,383	6,541	6,907	5.6%	8.2%	238	174	156	-10.6%	-34.7%	93.0%	7.0%
Mortgage	7,033	8,245	8,648	4.9%	23.0%	1,332	1,112	1,048	-5.8%	-21.3%	71.1%	28.9%
Consumer	4,595	5,132	5,378	4.8%	17.0%	431	347	317	-8.6%	-26.5%	83.5%	16.5%
Credit Card	2,865	3,508	3,704	5.6%	29.3%	125	130	133	2.7%	6.8%	89.2%	10.8%
Others (1)	124	158	183	15.9%	47.8%	113	127	133	4.6%	17.6%	29.0%	71.0%
Mibanco (2)	6,788	6,861	7,076	3.1%	4.2%	187	187	173	-7.7%	-7.8%	92.4%	7.6%
Bolivia	-	-	-	-	-	1,146	1,268	1,343	5.9%	17.2%	-	100.0%
ASB	-	-	-	-	-	777	894	909	1.7%	17.0%	-	100.0%
Total loans	40,942	50,532	54,234	7.3%	32.5%	12,673	11,402	11,061	-3.0%	-12.7%	59.4%	40.6%

(1) Includes Work out unit, and other banking.

(2) Includes Edyficar and Mibanco.

Highest volume growth

Lowest volume growth

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Growth in Wholesale Banking at BCP Stand-alone was due to:

(i)	Growth in Corporate Banking, which was due primarily to an increase in medium-term financing, mainly in LC, which helped offset the drop in the FC Portfolio, QoQ and YoY; and

(ii)	Growth in Middle-Market loans, in real terms, which was due, in large part, to expansion in the LC loan book, which was attributable to an increase in financing for working capital and medium and long-term loans. The aforementioned offset the decline in the FC loan book QoQ and YoY.

Retail Banking at BCP Stand-alone experienced growth QoQ and YoY due primarily to expansion in LC Loans across all of the portfolio’s segments. Variations by business segment within the Retail Banking business were due to:

(i)	The SME-Business segment reported growth QoQ and YoY due mainly to expansion in the LC Portfolio, which reflects the on-going appreciation of the US Dollar. Growth this quarter was attributable to year-end financing campaigns.

(ii)	The Mortgage segment increased QoQ and YoY primarily due to expansion in the LC loan book, where the Mortgage Segment’s share of total loans increased from 69.8% in 3Q15 to 71.1% in 4Q15. The aforementioned reflects the good results achieved by the dedollarization program that was applied to this segment, given that 100% of the disbursements generated this quarter were in LC. The FC Portfolio fell -5.8% QoQ and -21.3% YoY due to amortizations and pre-payments

It is important to note that the FC Loans registered a very low loan to value (LTV) of 50% at the end of December 2015 (lower than the 51% at the end of September 2015 and below the portfolio average of 56%). Disbursements since mid-2013 have been made primarily in LC and hit levels of 100% in most months.

(iii)	The SME segment posted an increase QoQ and YoY after an increase in the pace of origination. This contrasted with the scenario in the first half of the year, when the portfolio contracted after adjustments were made to risk models to tighten lending conditions. This situation tends to accentuate in situations of low economic growth.

(iv)	The Credit Card segment expanded QoQ and YoY. This was primarily due to an increase of the LC Portfolio, which was accompanied by lower growth in the FC loan book. It is important to note that in this segment, loans in FC are associated with purchases in US Dollars outside of the country that are made by internet or during trips by clients who pay in full at the payment date.

(v)	The Consumer segment posted growth QoQ and YoY mainly due to expansion in the LC Portfolio, which represented approximately 83% of total loans. This increase was offset by the decline in the FC Portfolio.

BCP Bolivia posted good loan dynamism, registering growth of +10.6% QoQ and +33.8% YoY in average daily balances and +10.5% QoQ and +34.2% YoY in quarter-end balances. The aforementioned is in line with expansion in its Retail Banking portfolio (+4.3% QoQ and +14.1% YoY), which represents 61% and 50% of QoQ and YoY growth, respectively. The highest expansion in volumes was posted for mortgage and personal loans after the government set lower financing rates for the regulated portfolio (productive sector and social housing), which must account for 60% of total loans at the end of 2018.

ASB reported growth of +6.2% QoQ and +33.5% YoY in average daily balances and +2.1% QoQ and +8.6% YoY in quarter-end balances. The difference in the growth rates in these items was due primarily to payments in full made at quarter-end and to the 5.87% QoQ appreciation in the US Dollar.

Finally, Mibanco’s loans, measured in average daily balances, increased slightly (+2.6% QoQ +4.3% YoY). This shows the initial recovery in loan origination after the acquisition and the subsequent clean-up process. Nevertheless, it is important to remember that the speed of origination is still below this segment’s potential, which reflects the bank’s focus on prioritizing portfolio quality over speeding up the pace of loan growth, considering the current macroeconomic context.

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1.2.2 Evolution of dollarization by segment

YoY evolution of dollarization by segment (1)

(1)	Average daily balances.

The figure above shows the YoY evolution of dollarization by loan segment in average daily balances. It is evident that the majority of segments in BCP’s portfolio have continued to de-dollarize. The de-dollarization process in Wholesale Banking, both in Corporate Banking and Middle Market Banking, is particularly noteworthy.

The Retail Banking segments that have the highest degree of dollarization, SME Business and Mortgage, posted significant de-dollarization YoY. In the case of Mortgages, the factors that explain de-dollarization are a high level of disbursements in local currency (almost 100%) and amortization of the stock in US Dollars.

1.2.3 BCRP de-dollarization plan at BCP Stand-alone

In terms of the de-dollarization measures created by BCRP, it is important to note that de-dollarization targets were set for June 2015 and December 2015 for (i) all of the portfolio in FC with certain exceptions1 and (ii) all of the joint mortgage and car loan portfolio.

In the case of the total portfolio in FC, the reduction target is calculated based on the account balance (in Peru GAAP) at the end of September 2013. With regard to the joint mortgage and car loan portfolio, the reduction target is calculated based on the account balance (in Peru GAAP) at the end of February 2013. Nevertheless, the level of compliance for both targets is based on monthly average daily balances.

1 This total portfolio excludes loans for foreign trade; those whose term exceeds 3 years; and those for more than US$ 10 million

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The following figures show the percentage of compliance at the end of December 2015:

Reduction target for total loans in FC - at the end of December 2015	Reduction target for “Mortgage & Car” loans in FC - at the end of December 2015 –

The figures show that BCP Stand-alone has achieved a very comfortable level of compliance in both of the loan portfolios that are subject to the de-dollarization program.

1.2.4 Market share in loans

Market share in Peru

(1) At the end of December 2015.

(2) Mortgage includes Mibanco’s market share, 1% in September 2015 and in November 2015.

(3) Consumer includes Mibanco’s market share, 2.1% in September 2015 and in November 2015.

At the end of November 2015, BCP Stand-alone continued to lead the market with a 30.5% share, which was significantly higher than the figure posted by its closest competitor.

Although Wholesale Banking continued to lead the market, there was a drop in Corporate Banking’s share, which went from 44.6% in September 2015 to 43.7% in December 2015 due to loan amortization at quarter-end. Middle Market Banking’s share also fell slightly, going from 34.3% in September 2015 to 33.4% in December 2015.

In terms of Retail Banking, BCP continued to lead the market in the vast majority of segments, with the exception of SME-Business and Credit Card, where it ranks second in terms of market share. BCP increased its share of the SME-Business segment (22.6% in December 2014, 24.2% in September 2015 vs. 25.1% in November 2015) and of the SME-Pyme segment (35.9% in December 2014, 36.4% in September 2015 2015 vs. 36.5% in November 2015)

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Mibanco (including Edyficar) posted a 3% market share in the Peruvian financial system in both September 2015 and November 2015. An analysis of the SME-PYME segment in Peru shows that Mibanco’s share rose from 21.1% in September 2015 to 21.2% in November 2015.

Finally, BCP Bolivia maintained its market share QoQ (9.0% at the end of December and September 2015) and continued to rank fourth in the Bolivian Financial System.

2.	Funding Sources

Credicorp’s deposits increased +4.8% QoQ, mainly due to growth in Savings Deposits and Non-interest bearing deposits at BCP Stand-alone. Other funding sources fell QoQ, which was in line with maturities in Due to Banks and Correspondents and in BCRP Instruments. In this context, the cost of funding2 at Credicorp and BCP Stand-alone increased slightly QoQ (+4 bps). The L/D ratio fell QoQ, in line with higher growth in deposits vs. loans (+2.8% QoQ). In accumulated annual terms, Credicorp’s funding cost increased only +3 bps; this was due primarily to the evolution of this indicator at BCP Stand-alone (+8 bps) and at Mibanco (-9 bps).

Funding	Quarter			% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY
Non-interest bearing deposits	20,574,593	23,240,530	24,311,350	4.6%	18.2%
Demand deposits	4,682,123	5,885,143	6,159,876	4.7%	31.6%
Saving deposits	21,208,831	22,794,914	24,904,566	9.3%	17.4%
Time deposits	23,668,110	27,688,032	27,719,786	0.1%	17.1%
CTS deposits(1)	6,763,832	6,535,695	7,183,421	9.9%	6.2%
Interest payable	263,005	282,393	314,303	11.3%	19.5%
Total deposits	77,160,494	86,426,707	90,593,302	4.8%	17.4%
Due to banks and correspondents	11,160,872	9,737,111	8,387,517	-13.9%	-24.8%
BCRP instruments	4,980,531	11,863,340	10,612,840	-10.5%	113.1%
Bonds and subordinated debt	15,096,612	16,016,573	16,305,819	1.8%	8.0%
Other liabilities(2)	12,426,878	13,010,791	13,072,489	0.5%	5.2%
Total funding	120,825,387	137,054,522	138,971,967	1.4%	15.0%

(1) Severance indemnity deposits (CTS by its Spanish initials): Compensation for time of service.

(2) Includes bankers’ acceptances outstanding, reserves for property and casualty insurance claims, reserves for unearned premiums, reinsurance payable debt and other liabilities.

2 The funding cost is calculated using the following formula:

* It considers the average between the initial balance and the closing balance of total liabilities for the period.

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2.1	Funding Structure

Evolution of the funding structure and cost – BAP

(1)	Includes bankers’ acceptances outstanding, reserves for property and casualty insurance claims, reserves for unearned premiums, reinsurance payable debt and other liabilities.

The figure “Evolution of the funding structure and cost BAP” shows that the level of BCRP Instruments fell slightly in 4Q15, which meant that this component’s share of total liabilities also fell (7.6% in 4Q15 vs. 8.7% in 3Q15). The chart also shows an increase in Savings Deposits’ share of total liabilities, which corresponds to seasonality in this segment, as we will explain later in the report. Nevertheless, in the YoY analysis it is worth noting that BCRP instruments have posted on-going growth, which is attributable to improvements in their conditions (longer tenure). In this context, the YoY analysis reflects an increase in the share of BCRP instruments (4.1% in 4Q14 vs. 7.6% in 4Q15) and a decrease in the share of Due to Banks and Correspondents (9.2% in 4Q14 vs. 6.0% in 4Q15).

Consequently, the QoQ and YoY evolutions show an increase in the share of deposits in Credicorp’s total funding, which went from representing 63% in 4Q14 and 3Q15 to 65.2% in 4Q15. As such, deposits continue to represent Credicorp’s main source of funding. Core deposits (Non-interest Bearing Deposits, Demand Deposits, Savings Deposits and CTS deposits) represent approximately 45% of the total funding structure, and grew +7% QoQ and +17% YoY.

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2.1.1 Funding Structure by currency and tenure - BCP Stand-alone

BCP Stand-alone represents around 78% of Credicorp’s assets and liabilities. This is why it is important to analyze its currency mismatch and funding structure by tenure.

Assets by currency	Liabilities by currency	Funding LC breakdown

(1)	Includes acceptances outstanding, other payable accounts and other liabilities.

It is important to note that the currency mismatch between BCP Stand-alone’s assets and liabilities is small and limited, as is required under corporate policy. As such, 46% of the assets and 45% of the liabilities from BCP Stand-alone are denominated in LC.

In terms of the cost of funding sources, it is necessary to note that total funding in LC is composed mainly of: (1) Deposits (which represent 65% of LC funding), with an average cost of around 1.6%; and (2) BCRP instruments (which represent 18% of LC funding), with an average cost of 4.3%. Although in both cases costs mainly grew in the second half of 2015, the increase was gradual. As such, the impact on the total funding cost was limited.

It is important to remember that BCRP funding is considered a more stable funding source. It has allowed us to reinforce our long-term funding while keeping the funding cost low. Accordingly, these instruments facilitate loan expansion in LC and aid in the process to convert loans from FC to LC.

BCP Stand-alone - Funding structure by tenure QoQ

At the end of September 15	At the end of December 15

(1)    Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 74% of total deposits and have tenures lower than 6 months. Based on BCP analysis, 67% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 28% between >1 year and ≤ 3 years, and 62% from >3 years onwards).

(2)    It includes Due to banks and correspondents and Bonds and subordinated debt.

(1)   Deposits include non-contractual deposits (Demand, Savings and Severance indemnity -CTS) and Time Deposits. The non-contractual deposits represent 77% of total deposits and have tenures lower than 6 months. Based on BCP analysis, 67% of the non-contractual deposits has a duration higher than 6 months (10% ≤ 1 year, 29% between >1 year and ≤ 3 years, and 61% from >3 years onwards).

(2)    It includes Due to banks and correspondents and Bonds and subordinated debt.

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The figures above show BCP Stand-alone’s funding structure by tenure. It is evident that long-term funding has a larger share. This was in line with growth in the share of BCRP Instruments with tenures longer than 2 years, which is attributable to an increase in maturities in 4Q15 (3Q15: 35.6% < 2A vs. 4Q15: 18.6% < 2A) and to a stable level of BCRP Instruments with tenures above 2 years (3Q15: 64.4% ≥ 2A vs. 4Q15: 81.4% ≥ 2A).

2.2	Deposits

Deposits		Quarter		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY
Non-interest bearing deposits	20,574,593	23,240,530	24,311,350	4.6%	18.2%
Demand deposits	4,682,123	5,885,143	6,159,876	4.7%	31.6%
Saving deposits	21,208,831	22,794,914	24,904,566	9.3%	17.4%
Time deposits	23,668,110	27,688,032	27,719,786	0.1%	17.1%
CTS deposits (1)	6,763,832	6,535,695	7,183,421	9.9%	6.2%
Interest payable	263,005	282,393	314,303	11.3%	19.5%
Total customer deposits	77,160,494	86,426,707	90,593,302	4.8%	17.4%

(1)	Severance indemnity deposits.

Growth in total deposits was attributable primarily to the QoQ increase in Savings Deposits, followed by an increase in Non-interest Bearing Deposits. It is important to note that the evolution of Deposits incorporates the effect of the devaluation of the Sol against the US Dollar. If the effect of the appreciation of the US Dollar is excluded, real growth in total deposits was +1.3% QoQ and +9.0% YoY.

Savings Deposits increased +9.3% QoQ. This was due primarily to higher deposits by individuals at BCP Stand-alone, Mibanco and BCP Bolivia after bonuses were paid in 4Q. It is important to note that the evolution of BCP Bolivia’s deposits was due to: (1) an additional bonus payment given that regulation stipulates that if the country’s growth tops 4.5%, Bolivian employees receive 2 bonuses; and (2) the effect of appreciation in the Boliviano against the Sol (+6.02% QoQ, the highest of the year).

The increase in Demand Deposits and Non-interest Bearing deposits was due to growth in deposits in current accounts and by companies in the financial system; these deposits were primarily in LC. It is important to note that the highest increase was registered in non-interest bearing deposits, which do not increase our interest expenses.

CTS deposits reported growth of +9.9% QoQ, mainly in LC, which reflects the seasonality of all 4Qs due to CTS payments in November.

Time Deposits remained stable QoQ given that the significant growth in Mibanco deposits, which was attributable to the campaigns conducted in the second half of 2015, was offset by the increase in deposit withdrawals in FC by Retail Banking clients (Private Banking). These deposits were captured at the end of 3Q15 at BCP stand-alone and were withdrawn at the end of November 2015, which generated higher interest expenses in 4Q15.

In YoY terms, growth in deposits was led primarily by time deposits, followed by non-interest bearing deposits and savings deposits. It is important to note the time deposits include the effect of the US Dollar’s appreciation against the Sol, which was in line with higher dollarization. Finally, the YoY analysis of CTS deposits eliminates the seasonal effects of 4Qs and shows a higher level of deposits, primarily from BCP Stand-alone.

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2.2.1 Deposit dollarization

Deposit Dollarization (1) – BAP

(1) Quarter-end balances.

The level of dollarization of Credicorp’s deposits slightly decreased and was situated at 59.2%. This fell below the result posted in 3Q15 and was mainly attributable to a slight reduction in time deposits in US Dollars. The latter was associated with FC withdrawals by Private Banking clients in November 2015 and with growth in other types of LC Deposits, particularly at BCP Stand-alone. Nevertheless, an analysis of the evolution of dollarization in 2015 indicates on-going expansion in the level of FC Deposits, which was associated with the US Dollar’s appreciation against the Sol.

It is important to note that approximately 88% of Credicorp’s total deposits originate in Peru, specifically at BCP Stand-alone and Mibanco. The deposit level in US Dollars for BCP Stand-alone and Mibanco at the end of December 2015 was 55.9% (57.6% in 3Q15) and 21.4% (23.0% in 3Q15), respectively.

BCP Stand-alone- Deposit Dollarization measured in average daily balances

An analysis of the evolution of the four types of deposits at BCP Stand-alone, in terms of average daily balances, shows an increase in the dollarization level of Time Deposits and Savings Deposits. It is important to note that around 60% of these deposit types are registered in FC; consequently, the evolution of their dollarization was affected by an increase in the US Dollar’s appreciation against the Sol. The dollarization level of time deposits rose despite withdrawals from FC Deposits by Private Banking clients because said withdrawals were made at the end of the quarter.

Demand Deposits, which included non-interest bearing deposits, maintained a stable dollarization level QoQ. This was in line with growth in current account deposits and in deposits in LC by companies in the financial system.

Finally, CTS Deposits have remained stable in the currency mix.

The dynamic seen in the QoQ evolution of deposit dollarization also holds in the YoY analysis with the exception of demand deposits, whose dollarization level increased YoY (in keeping with the trend reported in the first three quarters of 2015)..

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2.2.2 Market share in Deposits

Market share in Peru

(1)	Demand deposits include Mibanco’s market share, 0.2% in December 2014, September 2015 and November 2015.
(2)	Savings deposits include Mibanco’s market share, 1.4% in December 2014, 1.3% in September 2015 and in November 2015.
(3)	Time deposits include Mibanco’s share, 5.3% in December 2014, 4.9% in September 2015 and 4.8% in November 2015
(4)	CTS or Severance indemnity deposits includes Mibanco’s market share, 1.3% in December 2014, 1.2% in September 2015 and in November 2015

At the end of November 2015, Credicorp’s subsidiaries in Peru, BCP and Mibanco, continued to lead in the market for different types of deposits with a 32.8% share (30.7% in LC Deposits and 34.8% in FC Deposits). These results placed BCP and Mibanco 10 percentage points above their closest competitor.

In the analysis by deposit type, Time Deposits posted a market share of 24% QoQ and YoY due to the capture level registered for deposits by individuals and companies. Demand Deposits remained stable QoQ, which was in line with a higher level of current account deposits and deposits from companies in the financial system; nevertheless, in YoY terms, the market share of Demand Deposits contracted slightly. Savings and CTS deposits fell slightly QoQ and YoY.

BCP Bolivia once again ranked fifth in the Bolivian financial system with a market share of 8.9% at the end of 4Q15 (9.0% at the end of 3Q15 and 4Q14).

2.3	Other funding sources

Other funding sources		Quarter		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY
Due to banks and correspondents	11,160,872	9,737,111	8,387,517	-13.9%	-24.8%
BCRP instruments	4,980,531	11,863,340	10,612,840	-10.5%	113.1%
Bonds and subordinated debt	15,096,612	16,016,573	16,305,819	1.8%	8.0%
Other liabilities(1)	12,426,878	13,010,791	13,072,489	0.5%	5.2%
Total Other funding sources	43,664,893	50,627,815	48,378,665	-4.4%	10.8%
(1)	Includes acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.

The total of Other Funding Sources contracted -4.4% QoQ. This was due primarily to a decrease in Due to Banks and Correspondents, followed by maturities of BCRP Instruments.

The drop in Due to Banks and Correspondents was mainly attributable to amortization of lines with foreign banks held by BCP Stand-alone and interbank funds at Mibanco. The decrease in BCRP Instruments was associated with maturities at the end of 4Q15 at BCP Stand-alone, which led this item’s share of total funding at Credicorp to fall for the first time this year (4.1% - 4Q14, 6.3% -1Q15, 7.5% - 2Q15, 8.7% - 3Q15 and 6.0% - 4Q15).

The aforementioned was offset by a slight increase in Bonds and Subordinated Debt. This was primarily due to the US Dollar’s appreciation this quarter (+5.87% QoQ), which had a larger effect on bonds issued by BCP Stand-alone given that 89% of these instruments are denominated in FC.

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The level of Other Liabilities remained stable QoQ due to payment of accounts receivables and lower provisions for income taxes, at BCP Stand-alone, ASB and Grupo Pacifico.

The YoY analysis shows a significant increase in BCRP instruments and a reduction in Due to Banks and Correspondents, which was in line with on-going efforts to replace different types of funding with BCRP Instruments. The aforementioned led Other Funding Sources at Credicorp to restructure and shift toward lower cost and more stable liabilities. This is turn led to moves to replace mainly Bonds and Subordinated Debt, which represent a funding source with higher funding cost, as well as Due to Banks and Correspondents. More use of these instruments offset the reduction in time deposits in 2015.

2.4	Loan/Deposit (L/D)

Loan/Deposit ratio by subsidiary and currency

	Loans
	Deposits
Total	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	BAP
4Q14	106.1%	138.2%	77.8%	52.8%	103.5%
3Q15	104.8%	142.0%	77.3%	54.5%	101.6%
4Q15	103.2%	132.0%	74.2%	58.9%	99.7%

LC	BCP Stand-alone	Mibanco
4Q14	110.6%	155.2%
3Q15	152.5%	176.6%
4Q15	148.0%	161.9%

FC	BCP Stand-alone	Mibanco
4Q14	101.4%	57.1%
3Q15	69.7%	25.9%
4Q15	67.9%	22.4%

The Loan/Deposit (L/D) ratio at Credicorp fell -190 bps QoQ and -380 bps YoY. This effect was observed in the banking subsidiaries: BCP Stand-alone, Mibanco and BCP Bolivia.

An analysis of the decline in the L/D ratio indicates that it is attributable to a +4.8% increase QoQ in total deposits vs. lower growth in total loans (+2.8% QoQ). Nevertheless, it is important to mention that although the larger increase in total deposits incorporates the effect of the US Dollar’s appreciation, an analysis of the L/D ratio without this effect also reveals an improvement in the ratio of approximately -80 bps QoQ.

The total L/D ratio at BCP Stand-alone was situated at 103.2% at the end of 4Q15, which was -160 bps below the level reported in 3Q15 (104.8%). Even if we analyze the QoQ evolution of the total L/D ratio at BCP Stand-alone without the effect of the appreciation of the US Dollar, we find a drop of approximately -50 bps QoQ. It is important to note that this trend was due to a decrease in both the L/D ratio in FC and in LC.

The L/D ratio at BCP Stand-alone contracted for the first time this year to situate at 148.0% at the end of 4Q15 vs. 152.5% at the end of 3Q15. This was attributable to an increase in LC Deposits, mainly in Demand Deposits, Savings Deposits and CTS. The L/D in FC fell -180 bps. This was primarily attributable to the contraction in FC Loans in Wholesale Banking and in Middle Market Banking in particular vs. a slight increase in FC Deposits.

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Mibanco’s total L/C ratio fell -1,000 due to significant growth in deposits (+11.3% QoQ) vs. the increase posted in loans (+3.4%). Growth in deposits was attributable to expansion in Time Deposits, which was associated with the campaigns held in the second half of 2015. It is important to note that an analysis of the L/D ratio by currency shows at QoQ drop in LC and FC. The latter was due to a contraction in the loan portfolio in US Dollars.

The L/D ratio at BCP Bolivia dropped -310 bps QoQ due to excellent growth in Savings Deposits at the end of 4Q15.

ASB reported an increase in its total L/D ratio QoQ due to solid loan expansion. Deposits were stable QoQ given that the contraction in deposits was offset by an increase in other funding sources.

In the YoY analysis, the total L/D ratio follows the same trends posted for QoQ results. Nevertheless, the L/D ratio at BCP Stand-alone and Mibanco increased YoY due to an increase in the use of BCRP instruments.

2.5	Funding Cost

Credicorp’s funding cost increased slightly by +4 bps QoQ. This was due primarily to higher funding costs at Mibanco and BCP Stand-alone. At the end of 2015, Credicorp’s funding cost was situated at 1.97%, which was +3 bps higher than the 1.94% registered in 2014. The increase in Credicorp’s funding cost was due primarily to higher funding costs at BCP Stand-alone (+8 bps) and to a lesser extent at BCP Bolivia and ASB. Nevertheless, the 9 bps drop in Mibanco’s funding cost helped attenuate the impact in the consolidated result.

Funding cost by subsidiary

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(1)
4Q14	1.86%	4.41%	2.20%	2.34%	1.91%
3Q15	1.91%	4.28%	2.03%	2.38%	1.97%
4Q15	1.95%	4.43%	1.97%	2.35%	2.01%
2014	1.83%	4.28%	1.80%	2.21%	1.94%
2015	1.91%	4.19%	2.01%	2.36%	1.97%

(1)	Credicorp includes results for the Banking Business, Pacifico, Prima AFP, smaller subsidiaries and consolidation adjustments.

At BCP Stand-alone, the funding cost expanded slightly (+4 bps QoQ) due to higher growth in interest expenses in comparison to the increase registered in average total liabilities QoQ. This was attributable to higher funding costs for main sources, deposits and BCRP instruments. The increase in interest expenses was due to: (i) growth in the volume of Time Deposits in terms of average daily balances; this was in line with the volume captured by Private Banking at the end of 3Q15, which was withdrawn in November 2015; (ii) the slight increase in the interest rates for LC Deposits; and (iii) to a lesser extent, due to the impact of the appreciation of the US Dollar on interest expenses for Bonds and subordinated notes, as we will explain later in the report.

Mibanco’s funding cost increased +15 bps QoQ due to higher interest expenses this quarter, which were primarily associated with higher expenses for deposits. The latter was attributable to deposits captured in the second half of the year, which offered higher interest rate.

Funding costs at BCP Bolivia and ASB fell -6 bps and -3 bps QoQ, respectively due to lower growth in interest expenses in comparison to the increase posted in average liabilities, which was due to a significant increase in Savings Deposits at the end of 4Q15

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2.6	Mutual Funds

Mutual funds		Quarter		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY
Mutual funds in Peru	8,008,149	8,728,789	8,722,875	-0.1%	8.9%
Mutual funds in Bolivia	250,354	437,792	479,337	9.5%	91.5%
Total mutual funds	8,258,503	9,166,581	9,202,212	0.4%	11.4%

Funds under management at Credicorp Capital Fondos Peru remained stable QoQ but increased YoY. This allowed the fund to continue leading the Peruvian mutual funds market with a 41.4% market share at the end of December 2015. Nevertheless, it is important to note that the evolution of the fund level has been positively affected by the US Dollar’s appreciation against the Sol (+5.87% QoQ and +14.23% YoY).

The portfolio managed by Credifondo Bolivia increased +9.5% QoQ, which represented on-going and solid growth. In this context, the fund’s market share rose to 13.2% at the end of December 2015 (12.6% - 3Q15). This situated Credifondo Bolivia among the 5 largest competitors in the Bolivian Market. It is important to note that growth in funds under management was achieved with the same client level as last quarter but in 4Q15, clients made larger investments with Credifondo Bolivia. Finally, it is worth mentioning that approximately 600 bps of the QoQ increase was due to an appreciation in the Bolivianos against the Sol. In YoY terms, Credifondo Bolivia reported an expansion of 91.5% in its funds under management. If we exclude the effect of the Bolivianos’ appreciation against the Sol, the increase was situated at 67.6% and reflected the commercial efforts made with strategic clients in 2015.

3.	Portfolio quality and Provisions for loan losses

In 4Q15, the portfolio’s quality ratios remained relatively stable with regard to those recorded in 3Q15 (-1 bps QoQ in the internal overdue ratio and +1 bps in the NPL ratio). The cost of risk increased QoQ and situated at 2.23%, which topped the 2.02% reported in 3Q15. In annual terms, a slight increase is visible in the quality ratios for the portfolio that was, nonetheless, lower than that registered in 2014. Additionally, the cost of risk fell 7 bps, which reflects the improvements posted in the quality of the SME-Pyme and Mibanco portfolios in 2015.

Portfolio quality and Provisions for loan losses		Quarter		% change		Year		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015/ 2014
Provisions	(494,345)	(497,077)	(552,075)	11.1%	11.7%	(1,914,142)	(2,166,186)	13.2%
Loan loss recoveries	57,087	52,652	49,501	-6.0%	-13.3%	198,333	285,288	43.8%
Provision for loan losses, net of recoveries	(437,258)	(444,425)	(502,574)	13.1%	14.9%	(1,715,809)	(1,880,898)	9.6%
Cost of risk (1)	2.19%	2.02%	2.23%	21 bps	4 bps	2.15%	2.08%	-7 bps
Provisions for loan losses / Net interest income	25.5%	23.8%	25.4%	160 bps	-10 bps	26.8%	25.2%	-160 bps
Total loans	79,889,948	87,842,690	90,328,499	2.8%	13.1%
Allowance for loan losses	3,308,220	3,674,654	3,840,337	4.5%	16.1%
Write-offs	413,010	442,768	446,357	0.8%	8.1%
Internal overdue loans (2)	2,009,109	2,256,655	2,310,854	2.4%	15.0%
Refinanced loans	647,678	727,014	769,097	5.8%	18.7%
Non-performing loans (NPLs) (3)	2,656,787	2,983,669	3,079,951	3.2%	15.9%
PDL ratio over 90 days	1.78%	1.88%	1.80%	-8 bps	2 bps
Internal overdue ratio	2.51%	2.57%	2.56%	-1 bps	5 bps
NPL ratio	3.33%	3.40%	3.41%	1 bps	8 bps
Coverage ratio of Internal overdue loans	164.7%	162.8%	166.2%	340 bps	150 bps
Coverage ratio of NPLs	124.5%	123.2%	124.7%	150 bps	20 bps

(1) Annualized provisions for loan losses / Total loans.

(2) Includes overdue loans and loans under legal collection.

(3) Non-performing loans include internal overdue loans and refinanced loans.

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3.1 Provisions for loan losses

Provisions for loan losses increased +13.1% QoQ as a result of:

(i)	An increase in the level of provisions for the Credit Card segment, which was primarily due to maturities in client balances purchased during the campaign to capture balance transfer over the last 18 months, whose objective was to expand the portfolio while improving its risk profile. The SME-Pyme, consumer and mortgage segments also reported increases, although less significant, in their provisions levels.

(ii)	A QoQ increase of provisions in Wholesale Banking, was mainly attributable to an isolated case in Corporate banking, which experienced a deterioration in its debt capacity, associated with the Gas and Hydrocarbon sector;

(iii)	The aforementioned was offset by an improvement in the risk quality of new vintages in the SME-Pyme and Mibanco portfolios, which reflected the efforts of the adjustments implemented in business models.

Growth in provisions for loan losses also reflects a slight increase QoQ and YoY in the cost of risk3. Nevertheless, in accumulated terms the cost of risk was situated at 2.08%, which translated into a drop of -7 bps with regard to the figure posted in 2014 (2.15%). This was due to improvements that were made throughout the year to optimize the portfolio’s quality, which were bolstered by solid loan growth in quarter-end balances (+13.1% YoY).

The ratio of provisions for loan losses over net interest income (NII) reported a considerable increase QoQ as a result of higher growth in provisions vs. increase in NII. The latter was associated to higher interest expenses, as explained in section 4: Net Interest Income. In the YoY analysis, this indicator fell -11 bps in accumulated terms and registered a more significant drop (-157 bps) given that NII grew more than provisions.

The Allowance for Loan Losses increased QoQ as a result of higher provisions registered by BCP this quarter and to a lesser extent, by Mibanco. In regard to write-offs there was an increased only of +0.8% QoQ.

Coverage for the Internal Overdue Portfolio increased significantly QoQ and YoY due to the fact that Allowance for Loan Losses posted a larger increase vs. growth in Internal Overdue Loans.

Coverage for the NPL portfolio ratio improved QoQ and YoY given that growth in allowance for loan losses outpaced the increase posted by the NPL portfolio. The latter was attributable to the refinancing campaigns that took place in the second half of 2014 in the SME-Pyme, Credit Card, Consumer and SME-Business segments.

Portfolio quality & Cost of risk

(1) Cost of risk = Annualized provisions for loan losses / Total loans.

3 Annualized provisions for loan losses / Total loans.

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3.2	Portfolio Quality

Prior to analyzing the evolution of traditional delinquency ratios (Internal overdue ratio and NPL ratios), it is important to keep in mind that these ratios continue to be distorted by the existence of real estate collateral, which characterizes the SME-Pyme, SME-Business and Mortgage segments. This means that a significant proportion of loans that are more than 150 days past due cannot be written-off even though they are fully provisioned because a legal process must be followed to liquidate the collateral, which takes 4 years on average.

It is important to note that the aforementioned ratios also incorporate a seasonal effect that characterizes all second semesters (2H). In 2H, there is a significant increase in loans due to campaigns at year-end while in 1H growth decelerates given the cancellation of all loans granted in 2H of the previous year.

In this context, the Internal Overdue Ratio posted an improvement of -1 bps QoQ and situated at 2.56% in 4Q15. This was due to the fact that the increase in total loans (+2.8% QoQ) outweighed growth in the internal overdue portfolio (+2.4% QoQ). The evolution of the Internal Overdue Loans was due to:

(i)	Mibanco: since the integration of Mibanco and Edyficar, we began efforts to clean up the loan portfolio. As such, in 4Q15, we continued to see a contraction in the QoQ evolution of the Internal Overdue Portfolio at Mibanco, which was in line with improvements in risk quality and with the increase in write-offs registered last quarter, and to a lesser extent, in 4Q15.

(ii)	BCP: The Internal Overdue Portfolio in the SME-Pyme segment contracted, which was attributable to on-going refinancing campaigns. Nevertheless, the efforts made in the SME-Pyme portfolio were offset by the increase registered in the Internal Overdue Portfolios for the Credit Card, SME-Business, Consumer and Mortgage segments. In the case of Credit Cards, this was due to the maturity of loan vintages captured throughout the year. On SME-Business, the deterioration corresponded to specific and isolated clients (no specific industry).

The NPL portfolio (which includes refinanced loans) increased +3.2% QoQ primarily due to growth in the Internal Overdue Portfolio and to a lesser extent in the Refinanced Portfolio. This, coupled with a slight increase in loans (+2.8% QoQ), led to a NPL ratio of 3.41% (+1 bps QoQ) and an increase of +8 bps YoY, which reflects the fact that the pace of growth picked up as of the second half of 2014.

The following graph shows the evolution of the Internal Overdue Ratio by business and product line:

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Internal overdue ratio by segment

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3.2.1 Delinquency ratios by business

Wholesale Banking – Portfolio quality and Cost of risk

(i)	Wholesale Banking’s delinquency ratio increased +5 bps QoQ to situate at 0.32% due to a deterioration in the payment capacity of a few clients. The NPL ratio increased +8 bps QoQ, which was primarily attributable to a specific client that refinanced its debt (from short to medium term) but shows no signs of deterioration. In the annual analysis, the delinquency ratios remained stable, oscillating between +/- 10 bps.

The cost of risk was situated at 0.62%, which represented an increase of +41 bps with regard to 3Q15. This was mainly attributable to one client whose debt capacity deteriorated due to the drop in international oil prices.

It is important to note that in 4Q15, large amortizations of loans were made as discussed in section “1.Interest Earning Assets.” The aforementioned had a significant impact on the denominator of the reported quality indicators because in the calculation, we used period-end balances, which only rose 0.9% QoQ.

BCP Bolivia – Portfolio quality and Cost of risk

(ii)	BCP Bolivia reported an improvement in its Internal Overdue Loan Ratio and in its NPL at the end of 4Q15. Both fell 5 bps QoQ, which was due to an increase in lending activity and to a deceleration in the Internal Overdue Portfolio. However in the YoY analysis, the ratio registered an increase due to difficulties in 1Q15, which were controlled in subsequent quarters. This allowed us to reduce the gap YoY. It is important to note, that the NPL ratio was below the Bolivian financial system’s average at the end of December 2015 (2.6%).

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The cost of risk decreased -31 bps QoQ and -35 bps YoY which was attributable to an improvement in portfolio quality, which led to lower provisions, mainly in Retail Banking.

When analyzing the evolution of delinquency by line and product within Retail Banking, it is important to consider longer time horizons.

SME-Business – Portfolio quality and Cost of risk

(iii)	When analyzing the SME-Business segment, it is important to note that the delinquency ratios registered an increase QoQ due to growth in the Internal overdue portfolio, which was attributable to two punctual cases and higher refinanced loans. Additionally, both ratios were affected by the deceleration QoQ in period-end balances vs. the growth reported in 3Q15. In this scenario, the internal overdue ratio and the NPL ratio rose +48 bps and +5 bps QoQ, respectively.

In terms of the two cases mentioned above, the principal case was attributable to a client whose payment capacity was affected by poor sales performance on projects that were not related to its core business. Combined, these cases account for 78% of the increase in the Internal overdue portfolio.

Nevertheless, it is important to note that these clients have a high level of coverage through guarantees (property). Our average coverage level in this segment is situated at 70% whereas our closest competitor’s average level is approximately 57%.

The cost of risk fell 44 bps QoQ, to situate at 1.55%. The latter was due to a higher provisions level posted in 3Q15. However, it is important to note that this segment has a low cost of risk given that the nature of its business and model are similar to that of Wholesale Banking.

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SME - Pyme – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(iv)	When analyzing the SME-Pyme segment’s early delinquency indicator, it is important to remember that this ratio does not include loans that have been delinquent less than 60 days (volatile loans but whose recovery level is very high) and those that exceed 150 days (loans that are covered with provisions but cannot be charged off due to the existence of real guarantees- property). Since the second half of 2014, early delinquency has followed a downward YoY trend every quarter, which is attributable to the adjustments made in the business model.

The cost of risk fell -22 bps QoQ and -1bps YoY, due to an improvement in the quality of risk portfolio of post-adjustment vintages. The latter represents the lowest level achieved in the last two years reported. The accumulated analysis also reveals a decrease of -94 bps, going from 7.02% in 2014 to 6.08% in 2015.

In regard to Internal overdue loans ratio and NPL ratios, both reported an improvement QoQ (-81 bps and -82 bps, respectively) due to slower growth Internal overdue portfolio and to the higher dynamism in loan portfolio that characterizes every 2H.

Mortgage – Portfolio quality and Cost of risk

(1)	Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(v)	Mortage loans are backed by real-state collateral whose foreclosure takes on average between 3 to 4 years. As such, it is important to analyze the evolution of early delinquency, which maintains the same level as that seen last quarter: around 0.8% (+/- 10 bps). This remains within the limits of the appetite for risk that the organization has set for this segment. Nevertheless, YoY there was a slight deterioration due to the portfolio’s maturity cycle (between 3 and 4 years) of Mivivienda’s portfolio.

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The cost of risk in this segment increased +35 bps to situate at 0.96% at the end of 4Q15. This increase was due to the following factors: i) the maturity cycle of the Mivivienda portfolio4, which continues to account for approximately 15% of total mortgage loans; ii) an operating error occurred in the registry of provisions for the Mivivienda program, which will be reversed next quarter; as such, the adjusted cost of risk should be situated at 0.73% (23 bps less than that reported in 4Q15); iii) a slight deterioration was registered in vintages of FC loans in the traditional mortgage product line, which were issued just before the Sol depreciated against the US Dollar and iv) the bank identified deterioration in some clients’ capacity to make payments to other financial entities; this information is obtained through external sources that are available in the Peruvian financial system. This explains the increase in the Internal overdue loans and NPL portfolios of +18 bps QoQ and +19 bps QoQ, respectively.

It is important to mention that the Mortgage segment is divided into two products: Traditional Mortgage at BCP and Mivivienda. Both products conduct constant follow-up on their Internal overdue portfolios and pay particular attention to cases that are subject to judicial processes with the objective is to improve the recovery strategy.

Consumer – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vi)	In the Consumer portfolio, the early delinquency indicator increased slightly +12 bps QoQ and situated at 2.17%. This was due to the maturity cycle of the portfolio QoQ and to slight growth in the total portfolio (+0.9% QoQ in period-end balances). After reducing consistently in the 3 first quarters of 2015, on a year over year analysis (to eliminate seasonality) the early delinquency ratio increased +13 bps YoY.

The cost of risk rose slightly QoQ by +20 bps. Nevertheless, on the analysis for 2014 (6.00%) vs. 2015 (5.76%) reveals a relevant decrease of -24 bps.

4 The MiVivienda program handles mortgage loans backed by the Peruvian governmetn. In 2014, a new Mivivienda loan was launched with better conditions to improve compliance levels.

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Credit Card – Portfolio quality and Cost of risk

(1) Figures differ from previously reported due to adjustments during the data processing that have been incorporated in this report.

(vii)	The Credit Card portfolio posted by the first time in the year a slight growth YoY in early delinquency and NPL ratio. However it is important to note that this segment’s appetite for risk is within the ranges established by the organization. The deterioration correspond mainly due to the maturity cycle of the portfolio originated at the beginning of the year and which registered low levels of delinquency than expected.

In the QoQ analysis of the cost of risk, it is important to note that provisions grew due to higher and atypical charge-offs registered in 3Q15, and in line with the deterioration of some clients with other financial entities in 4Q15 (information about client performance is readily available to the Peruvian financial system through external sources). In annual terms, the cost of risk improved significantly, going from 7.59% in 2014 to 7.37% in 2015.

Mibanco – Portfolio quality and Cost of risk5

(viii)	Mibanco’s Internal overdue ratio fell -66 bps QoQ, this was mainly attributable to a contraction in the internal overdue portfolio, which in turn is a result of several efforts made over the last year to clean up this portfolio. In 4Q15 - but to a lesser extent than in 3Q15- Mibanco made efforts to align the portfolio with the charge-off policy and complete the clean-up process. Also the higher dynamism QoQ in Mibanco loans allow to reduced -58 bps in the NPL ratio.

5 Mibancos’ cost of risk is calculated starting on 2Q14 since net provisions were consolidated on BAP’s results at the beginning of this period.

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The cost of risk increased +34 bps due to the high level of charge-offs last quarter, which led to an atypical result for the cost of risk. In the YoY analysis, Mibanco continues to post improvement and show stability, which is reflected in the -134 bps decline YoY in the cost of risk.

4.	Net Interest Income (NII)

The good pace of growth of Credicorp’s NII in 4Q15 as well as the reduction in BCRP instruments use as a funding source allowed an increase of +6bps in NIM. Nevertheless, during 2015 there is a reduction of -8bps in NIM due to the increase of funding cost and of IEA, the last due to the increase in use of BCRP instruments in relation to 2014.

Net interest income	Quarter			% change		Year		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Interest income	2,282,651	2,517,964	2,670,243	6.0%	17.0%	8,578,665	10,022,944	16.8%
Interest on loans	2,064,935	2,187,431	2,318,175	6.0%	12.3%	7,667,485	8,706,372	13.5%
Interest and dividends on investments	3,512	2,507	4,201	67.6%	19.6%	60,145	55,594	-7.6%
Interest on deposits with banks	10,318	6,613	7,560	14.3%	-26.7%	52,243	32,818	-37.2%
Interest on trading securities	194,771	227,819	252,266	10.7%	29.5%	761,146	921,902	21.1%
Other interest income	9,115	93,594	88,041	-5.9%	N/A	37,645	306,258	N/A
Interest expense	571,253	651,071	694,803	6.7%	21.6%	2,168,859	2,558,049	17.9%
Interest on deposits	228,594	206,799	234,773	13.5%	2.7%	831,474	859,797	3.4%
Interest on borrowed funds	122,316	204,734	210,465	2.8%	72.1%	428,698	758,396	76.9%
Interest on bonds and subordinated notes	184,723	192,879	202,416	4.9%	9.6%	713,146	753,174	5.6%
Other interest expense	35,619	46,659	47,149	1.0%	32.4%	195,541	186,682	-4.5%
Net interest income	1,711,398	1,866,893	1,975,440	5.8%	15.4%	6,409,805	7,464,895	16.5%

Average interest earning assets	121,039,763	135,942,787	142,411,827	4.8%	17.7%	112,941,615	133,218,341	18.0%
Net interest margin (1)	5.66%	5.49%	5.55%	+6 bps	-11 bps	5.68%	5.60%	-8 bps
Net interest margin after provisions (2)	4.21%	4.19%	4.14%	-5 bps	-7 bps	4.16%	4.19%	+3 bps

(1) Annualized.

(2) 3Q15's figure differs from previously reported; consider the data on this report.

4.1 Interest Income

Interest income increased +6.0% QoQ. This was primarily due to higher income on Interest on Loans (+6.0% QoQ), mainly in BCP Stand-alone, followed by an increase in income from Interest on Trading Securities (+10.7% QoQ).

Growth in income from Interest on Loans was attributable to the +4.8% expansion QoQ in total loans measured in average daily balances, which was associated with expansion in BCP Stand-alone’s portfolio. Expansion in the latter was due primarily to growth in Corporate Banking (+5.2% QoQ) and Middle Market (+3.7% QoQ), which was attributable to more financing for working capital and medium-term loans, primarily in LC. It is important to note that income from loans at BCP Bolivia increased due to +10.6% growth in its portfolio as measured in average daily balances. This was attributable to growth in its Retail Banking portfolio, as discussed in the section: Credicorp Loan Portfolio.

In the YoY analysis, interest income grew +17.0%, mainly at BCP Stand-alone, due to:

(i)	Higher interest income on loans (+12.3%) due to +16.8% growth YoY in average daily loan balances at Credicorp, which was attributable to expansion in Wholesale Banking loans (+19.7%) and in the mortgage segment (+11.1%);

(ii)	The increase in Other interest Income which was associated with more investment in exchange swaps with BCRP, which are used mainly by BCP. This was aligned with BCRP’s monetary policy to reduce the excessive volatility that may affect the exchange rate; and

(iii)	Higher income from interest on securities (+29.5%).

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The aforementioned offset the -26.7% YoY drop in income for Interest on Deposits with Banks. This was associated with a decrease in the deposit level in Nuevos Soles in BCRP, which was attributable to a reduction in legal reserve requirements (LC December 2014: 9.5% vs. LC December 2015: 6.5%).

In accumulated terms, growth of +16.8% in interest income was mainly the result of higher interest income on loans (+13.5%), which represented 72% of the increase. The remaining 28% was due to growth in other income and income for interest on trading securities.

4.2 Interest Expenses

Interest expenses increased +6.7% QoQ, primarily at BCP Stand-alone and Mibanco. This was due mainly to higher expenses for Interest on Deposits (+13.5% QoQ), which was in turn attributable to growth in deposits. It is important to note that although the increase in period-end balances was due primarily to savings deposits and to non-interest bearing deposits, time deposits expanded in terms of average daily balances due to a number of deposits in Private Banking in BCP Stand-alone, which entered at the end of September and remained in the portfolio until December. In the case of Mibanco, time deposits expanded due to placement campaigns rolled out at year-end.

Interest expense on bonds and subordinated notes increased +4.9% QoQ, which was attributable to the appreciation of the US Dollar (+5.87% QoQ) given that the majority of these instruments are denominated in Dollars and provisions for interest on bonds are set aside in this currency.

In the YoY analysis interest expenses increased +21.6%, which was primarily due to higher expenses for Interest on Loans (+72.1% YoY) due to the use of BCRP Instruments in 2015, mainly at BCP and Mibanco. Higher interest expenses on bonds and subordinated notes (+9.6%), due to an appreciation in the US Dollar, also contributed to expansion in interest expenses during this period.

In accumulated terms, interest expenses grew +17.9% in 2015 with regard to the figure posted in 2014. This was due primarily to (i) higher interest expenses for loans (+76.9%), which was attributable to BCRP Instruments, primarily at BCP and Mibanco, and; (ii) higher interest expenses for bonds and subordinated notes (+5.6%) due to the US Dollar’s appreciation.

4.3 Net Interest Margin (NIM)

Credicorp’s NIM vs. Adjusted NIM

*Adjusted NIM = (Net interest margin)*4 / [Average (Interest earning assets – Restricted-deposits related to BCRP instruments)]

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In the QoQ analysis, NIM increased +6 bps QoQ and situated at 5.55%, which topped the 5.49% reported in 3Q15. This result was attributable to the fact that growth in NII outpaced expansion in IEAs. The adjusted NIM grew +5bps, 1 bps less than NIM growth due to i) a decrease in the balance of BCRP instruments following maturities and ii) a decrease in the supply of said instruments due to higher levels of liquidity in Soles. The NIM on loans increased +16 bps, which was attributable to higher growth in the loan margin in 4Q15 in comparison to average loan growth. Nevertheless, NIM after provisions reported a decrease of -5 bps QoQ, which reflects a slight increase in Credicorp’s cost of risk.

In the YoY analysis, NIM fell -11bps YoY and was situated at 5.55% at the end of 4Q15. The aforementioned was due to:

(i)	More use of BCRP instruments, which require restricted deposits that “inflated” IEAs;

(ii)	Higher loan expansion in lower margin segments such as Wholesale Banking and Mortgage; and

(iii)	A slight increase in the funding cost.

It is important to mention that the first element had a material effect on the reduction in NIM YoY. In this context, although NIM fell -11 bps YoY, the adjusted NIM, which eliminates the restricted deposits required for repo transactions with BCRP from the total of interest earning assets, grew +21 bps YoY.

Credicorp’s NIM6

NIM on loans dropped -27 bps YoY due to higher growth in average loans vs expansion in the margin. This was due to the fact that the loan mix was changed in 2015 to favor less profitable segments. NIM after provisions reported a drop of -7 bps YoY due to lower growth in NII after provisions, which was attributable to a higher cost of risk.

In accumulated terms, NIM fell -8 bps in 2015 in comparison to the figure posted in 2014. This was due to more use of BCRP instruments, which require restricted deposits that “inflate” IEAs. In this context, the Adjusted NIM grew +14 bps. The NIM on loans fell -41 bps in 2015 vs 2014. This was due mainly to higher loan growth in segments with lower margins, such as Wholesale Banking (both Corporate and Middle Market). Nevertheless, NIM after provisions increased 3bps, which reflects the improvement posted in Credicorp’s cost of risk in accumulated terms.

6 NIM on loans is calculated as follows:

The share of loans within total earning assets is calculated by dividing the average of the beginning and closing balances of total loans for the reporting period, by the average of the beginning and closing balances of the interest earning assets for the reporting period.

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It is also important to analyze NIM by subsidiary. The table below contains the interest margins for each of Credicorp’s main subsidiaries:

NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	Credicorp(1)
NIM for 4Q14	4.96%	14.16%	4.66%	2.25%	5.66%
NIM for 3Q15 (2)	4.75%	14.44%	4.02%	2.01%	5.49%
NIM for 4Q15	4.85%	14.43%	4.15%	2.15%	5.55%
NIM for 2014	4.96%	11.86%	4.59%	2.18%	5.68%
NIM for 2015	4.93%	14.22%	4.13%	2.11%	5.60%

NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.

(1) Credicorp also includes Credicorp Capital, Prima, Grupo Crédito and Eliminations for consolidation purposes.

(2) Figures differ from the ones reported last quarter. Please consider this report´s figures.

The evolution of global NIM by subsidiary shows that BCP Stand-alone explained the main variations in NIM at Credicorp since it represents approximately 70% of this organization’s net interest income. In this context, the reduction in Credicorp’s NIM in YoY and accumulated terms, which was -11 bps and -3 bps, respectively, was in line with the drop in NIM for BCP Stand-alone. The latter was due to more use of BCRP Instruments in 2015 and to higher growth in loans in lower margin segments, as indicated above.

Mibanco’s NIM fell -1bp QoQ due to an increase in financial expenses, which were associated with campaigns to capture time deposits. YoY, NIM grew +27bps due to loan expansion measured in average daily balances (+4.3% YoY). In accumulated terms, NIM increased +236 bps. This was due to the fact that Mibanco was acquired at the end of 1Q14, which is why no results, and only the assets acquired, were reported.

5.	Non-Financial Income

Non-Financial income grew +3.5% QoQ. This was due primarily to the increase in fee income, net gain on foreign exchange transactions, and a non-recurring income at Edyficar (Other non-financial income). The aforementioned offset the loss on sales of securities and the loss from subsidiaries, which was mainly linked to non-recurring expenses at Grupo Pacifico (S/.10 million). In YoY and annual accumulated terms, non-financial income reported an increase of +9.5% and +8.7%, respectively due to higher gains on foreign exchange transactions and an increase in fee income, which is the main source of non-financial income.

Non-financial income	Quarter			% change		Year		% change
S/.000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Fee income, net	685,363	650,195	687,164	5.7%	0.3%	2,521,829	2,644,191	4.9%
Net gain on foreign exchange transactions	187,945	197,902	207,165	4.7%	10.2%	625,069	773,798	23.8%
Net gain on sales of securities	(38,271)	29,200	(16,816)	-157.6%	56.1%	212,943	58,012	-72.8%
Net gain from subsidiaries(1)	-	3,172	(2,853)	N/A	N/A	-	146,910	N/A
Other income	30,883	35,612	73,894	107.5%	139.3%	145,368	188,882	29.9%
Total non financial income	865,920	916,081	948,554	3.5%	9.5%	3,505,209	3,811,793	8.7%

(1) Mainly includes the JV between Grupo Pacífico and Banmédica.

Fee income, which is the main source of non-financial income (72% of the total), registered growth of +5.7% QoQ. This was due primarily to:

(i)	Higher fee income at BCP Stand-alone, which was attributable to an increase in the transactions volume, as explained latter on the report;

(ii)	An increase in Credicorp Capital’s fee income, which was due to higher income from the Corporate Finance business, mainly from the Colombian market; and

(iii)	Lower eliminations QoQ given that Grupo Pacifico paid fewer fees to BCP and Mibanco associated with the bancassurance business. The aforementioned was attributable to lower loan growth in 4Q15 than in the previous quarter given that in 3Q15, year-end campaigns were launched and the bancassurance business grew.

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The graph below shows the contribution of each of Credicorp’s subsidiaries to Credicorp’s fee income growth in 4Q15. It also shows that banking business fees grew QoQ:

Fee income evolution QoQ, by subsidiary (S/. Millions)

* Others include Grupo Pacifico and eliminations for consolidation purposes.

The banking business’ fee income increased +2.1% QoQ and +7.5% YoY, due primarily to BCP (main source of this type of income). The table below shows the evolution of the main components of fee income in the banking business:

Composition of the fee income in the banking business

Fee Income	Quarter			% change		Year		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Miscellaneous accounts (1)	145,561	168,041	170,579	1.5%	17.2%	555,567	637,379	14.7%
Credit cards (2)	60,528	64,744	63,331	-2.2%	4.6%	248,459	254,998	2.6%
Drafts and transfers	30,742	35,877	37,600	4.8%	22.3%	111,750	135,432	21.2%
Personal loans (2)	23,912	24,674	24,399	-1.1%	2.0%	79,595	100,218	25.9%
SME loans (2)	19,786	16,000	16,076	0.5%	-18.8%	71,550	69,803	-2.4%
Insurance (2)	18,500	19,016	19,639	3.3%	6.2%	63,258	74,271	17.4%
Mortgage loans (2)	12,324	11,685	12,692	8.6%	3.0%	43,645	46,531	6.6%
Off-balance sheet (3)	34,503	38,504	41,163	6.9%	19.3%	147,060	157,736	7.3%
Payments and collections (3)	89,500	93,355	95,960	2.8%	7.2%	313,973	367,438	17.0%
Commercial loans (3)	11,978	16,245	18,240	12.3%	52.3%	50,776	67,660	33.3%
Foreign trade (3)	10,248	10,942	11,396	4.2%	11.2%	39,747	43,350	9.1%
Corporate finance	19,676	11,312	9,145	-19.2%	-53.5%	77,013	40,883	-46.9%
ASB	5,854	5,761	6,515	13.1%	11.3%	21,934	26,098	19.0%
Others (4)	46,009	40,742	41,894	2.8%	-8.9%	155,408	160,482	3.3%
Total fee income	529,120	556,899	568,630	2.1%	7.5%	1,979,734	2,182,279	10.2%

(1) Saving accounts, current accounts, debit card and master account.

(2) Mainly Retail banking fees.

(3) Mainly Wholesale banking fees.

(4) Includes fees from BCP Bolivia, Edyficar, network usage and other services to third parties, among others.

In the table, the evolution of fee income QoQ in the banking business indicates:

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(i)	Fee income for off-balance sheet loans (+6.9% QoQ), which was attributable to a higher volume of unused loans and approved loans but not disbursed, financial products and guarantee and standby letters issued at the end of 4Q15;

(ii)	A higher level of fees for payments and collections (+2.8% QoQ); and

(iii)	Growth of income from miscellaneous accounts (+1.5% QoQ), which was due to an increase in transactions involving savings accounts, current accounts and debit cards.

The aforementioned offset the decrease in fee income in corporate finance and mutual funds, and credit cards.

In YoY terms, fee income was stable due to growth in bancassurance. This led to an increase in fee income at BCP and Mibanco, which was eliminated in the consolidated statement given that they were generated by Grupo Pacifico. In annual accumulated terms, fee income at Credicorp reported a moderate increase of +4.9%. If we analyze growth in the banking business in YoY and annual accumulated terms, we see expansion in miscellaneous income. This was attributable to an increase in the volume of transactions and to a lesser extent, to drafts and transfers, and off-balance sheet.

Growth in Other non-financial income was mainly a result of an increase in non-recurring income at Edyficar.

Net gains on foreign exchange transactions grew +4.6% QoQ. This was attributable primarily to transactions at BCP, which increased mainly due to exchange rate volatility in 4Q15 given that the US Dollar appreciated 5.87% against the Sol (the highest level since 2015). Credicorp Capital, reported gains on foreign exchange transactions as a result of positions taken and arbitrage transactions to take advantage of higher volatility of different currencies against the US Dollar. Nevertheless, realized gains fell below 3Q15’s figures. The YoY and annual accumulated analyses show growth of +10.2% and +23.8%, respectively, which was also attributable to an increase in exchange rate volatility (+14.23% in 2015 and +6.83% in 2014).

Net gain from subsidiaries, which comes from the joint venture between Grupo Pacifico and Banmedica for the health businesses, is composed of the following elements:

(i)	The contribution of 50% of the net income generated by the corporate health insurance and medical services businesses, which are managed by Banmedica, totaled S/.8.5 million, posting significant growth of +29.4% QoQ;

(ii)	A deduction of 50% of the net income generated in the private health insurance business, which Grupo Pacifico manages, totaled S/.1.1 million in 4Q15. This represented a 67% decline QoQ that was due to higher claims this quarter associated with Oncological products, which generate higher costs and a much larger number of cases abroad.

(iii)	Non-recurring expense of S/. 10.3 million related to an adjustment in the revaluation of the health business at Grupo Pacifico and Banmedica, which was conducted in 1Q15.

Net gains on sales of securities registered a loss in 4Q15 attributable to losses stemming from the devaluation of investment portfolios at ASB and Grupo Pacifico. The aforementioned mitigated gains on sales of securities reported by: BCP Stand-alone, which was attributable to an increase in the market value of sovereign bonds in Latin America, in particular Colombia.

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6.	Insurance underwriting result

The insurance underwriting result increased +7.3% QoQ. This was due primarily to a drop in the acquisition cost in property and casualty insurance7, and to a lesser extent in Life Insurance, as well as to a higher increase in net premiums in life insurance. The aforementioned mitigated an increase in property and casualty claims. In the YoY analysis, it is important to remember that the results incorporate the period-end effect of the joint venture with Banmédica8; nevertheless, the underwriting result increased 29.2%. This was due primarily to a decrease in the claims level in 4Q15 and to a drop in the acquisition cost, which attenuated the decline in the net earned premium.

Insurance underwriting result		Quarter		% change		Year		% change
S/.000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Net earned premiums	569,851	432,777	436,161	0.8%	-23.5%	2,188,239	1,700,478	-22.3%
Net claims	(375,056)	(265,648)	(278,354)	4.8%	-25.8%	(1,426,733)	(1,031,659)	-27.7%
Acquisition cost (1)	(90,802)	(41,884)	(23,415)	-44.1%	-74.2%	(338,608)	(192,584)	-43.1%
Total insurance underwriting result	103,992	125,245	134,392	7.3%	29.2%	422,898	476,235	12.6%

(1) Includes net fees and underwriting expenses.

Total underwriting result by business

(S/. millions)

1) Includes medical assistance for dependents and medical services.

6.1 Net earned premiums

Written premiums by business	Net earned premiums by business
(S/. millons)	(S/. millons)

(1) Includes medical assistance for dependents and medical services.

7 Property and casualty insurance includes the car insurance line, private health insurance and P & C. Private health insurance corresponds to health insurance that is managed by Grupo Paficico and for which Banmedica receives 50% of the net earnings as stipulated in the joint venture agreement.

8 The joint venture agreement with Banmedica stipulates that the corporate health insurance business and medical services (network of clinics, medical centers and laboratories) must be reported as an investment in subsidiaries. Both businesses are managed by Banmedica and Grupo Pacifico receives 50% of net earnings.

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Written premiums increased 0.2% QoQ in line with the higher level of production in the property and casualty business. The car insurance line posted the higher income from corporate accounts, followed by traditional property and casualty insurance, where fire insurance was the best performer. In regard to the business of life insurance business decrease QoQ. This was primarily due to the annuities line and to a decrease in sales of retirement policies.

Net earned premiums increased +0.8% QoQ mainly due to i) the increase in life insurance business, where the annuities line posted good results due to low reserve ratio, ii) the disability and survivorship business due to higher written premiums, iii) credit life performed well, which was attributable to higher premiums in Mibanco’s channel; and iv) individual life reported higher premium renewals. In regard to Property and casualty insurance, it posted a decline due to higher reserves for car insurance and traditional property & casualty, which was in line to the higher premium production during the last quarter.

6.2 Net claims

Net claims by business

(S/. million)

(1) Includes medical assistance for dependents and medical services.

Net claims increased +4.8% QoQ due to higher claims for property and casualty insurance due to higher average cost of oncological products and an a higher frequency in all risk protection products in the car lines. Also, it is explained by the elimination of operations between affiliated due to the recovery of a claim. The net claims in life insurance fell QoQ, primarily in Disability and survivorship (SISCO) by release of loss reserves, individual life (due to a decrease in cases) and credit life as a result of claims recovery with BCP.

6.3 Acquisition cost

Acquisition cost by Business

(S/. million)

(1) Includes medical assistance for dependents and medical services.

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The acquisition cost fell -44.1% QoQ due to an increase in underwriting income and a decrease in underwriting expenses, which offset the increase in net fees. The increase in the underwriting income was primarily due to profit sharing for reinsurance in the property and casualty businesses (traditional property and casualty) and to life insurance. The change QoQ in the underwriting expense and net fees was due to regularization processes that eliminate transactions between affiliates. If we exclude this effect, underwriting expenses increase mainly in life insurance as a result of higher incentives to sales forces, and lower net fees due to higher fees ceded particularly in property and casualty business.

Acquisition cost	Quarter			% change		Year		% change
S/.000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Net fees	(70,204)	(27,353)	(38,679)	41.4%	-44.9%	(262,692)	(167,826)	-36.1%
Underwriting expenses	(40,680)	(26,196)	(20,112)	-23.2%	-50.6%	(128,405)	(95,857)	-25.3%
Underwriting income	20,081	11,665	35,375	203%	76.2%	52,488	71,098	35.5%
Acquisition cost	(90,802)	(41,884)	(23,415)	-44.1%	-74.2%	(338,608)	(192,584)	-43.1%

7.	Operating expenses and efficiency

The efficiency ratio9 increased QoQ due mainly to seasonality that characterizes 4Qs of each year. Nevertheless, the efficiency program showed positive results, reflected in a reduction of the efficiency ratio of -180 bps YoY and -200 pbs in accumulated terms.

Operating expenses		Quarter		% change		Year		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Salaries and employees benefits	680,338	703,985	740,924	5.2%	8.9%	2,659,122	2,878,318	8.2%
Administrative, general and tax expenses	566,463	496,163	586,487	18.2%	3.5%	1,930,483	1,995,802	3.4%
Depreciation and amortizacion	129,616	111,966	115,944	3.6%	-10.5%	433,787	447,002	3.0%
Other expenses	148,227	25,688	114,788	346.9%	-22.6%	307,796	236,871	-23.0%
Total expenses	1,524,644	1,337,802	1,558,143	16.5%	2.2%	5,331,187	5,557,993	4.3%
Operating income (1)	3,178,023	3,150,939	3,303,077	4.8%	3.9%	11,843,175	12,730,272	7.5%
Operating expenses (2)	1,467,219	1,353,998	1,466,770	8.3%	-0.03%	5,362,000	5,513,706	2.8%
Reported efficiency ratio (3)	46.2%	43.0%	44.4%	+140 bps	-180 bps	45.3%	43.3%	-200 bps
Operating expenses / Total average assets (4)	4.4%	3.7%	1.0%	-270 bps	-340 bps	4.3%	3.8%	-50 bps

(1)	Operating income = Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from subsidiaries + Net premiums earned + Gross margin from medical services.
(2)	Operating expenses = Total operating expenses + Acquisition cost - Other operating expenses.
(3)	Operating expenses / Operating income. Figures differ from previously reported, please consider the data presented on this report.
(4)	Annualized operating currency / Average of Total Assets. Average is calculated with period-beginning and period-ending balances.

The +8.3% QoQ increase of Total operating expenses is primarily the product of the following factors:

(i)	To higher Administrative and general expenses, which were mainly associated with marketing expenses for the Programa Lanpass, Programms and systems, and Consulting services; and
(ii)	To an increase in Salaries and employees benefits as a result of the seasonality.

Operating expenses increased in accumulated terms +2.8%. This was due to a higher Salaries and employee benefits, as a result of the organization’s organic growth and an increase in provisions due to additional employee profit sharing.

9 The efficiency ratio is calculated with the following formula:

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Credicorp’s administrative and general expenses

Administrative and general expenses (1)			Quarter				% change			Year			% change
S/. 000	4Q14%		3Q15%		4Q15%		QoQ	YoY	2014	%	2015	%	2015/2014
Marketing	80,786	14%	62,765	13%	79,837	14%	27.2%	-1.2%	250,512	13%	251,296	13%	0.3%
Taxes and contributions	56,407	10%	50,846	10%	54,638	9%	7.5%	-3.1%	201,782	10%	212,064	11%	5.1%
Insfrastructure	55,478	10%	56,899	11%	67,225	11%	18.1%	21.2%	212,477	11%	237,756	12%	11.9%
Minor expenses	86,658	15%	59,375	12%	75,719	13%	27.5%	-12.6%	287,335	15%	255,714	13%	-11.0%
Systems outsourcing	51,399	9%	53,029	11%	59,106	10%	11.5%	15.0%	176,754	9%	205,276	10%	16.1%
Programs and systems	54,246	10%	53,142	11%	66,338	11%	24.8%	22.3%	183,849	10%	212,846	11%	15.8%
Communications	28,799	5%	30,012	6%	31,050	5%	3.5%	7.8%	104,301	5%	113,264	6%	8.6%
Rent	40,391	7%	44,242	9%	44,785	8%	1.2%	10.9%	154,847	8%	170,277	9%	10.0%
Consulting	46,950	8%	20,517	4%	41,580	7%	102.7%	-11.4%	127,569	7%	104,863	5%	-17.8%
Channels	52,628	9%	43,493	9%	47,945	8%	10.2%	-8.9%	182,798	9%	176,506	9%	-3.4%
Others(2)	12,721	2%	21,842	4%	18,264	3%	-16.4%	43.6%	48,259	2%	55,939	3%	15.9%
Total administrative and general expenses	566,463	100%	496,163	100%	586,487	100%	18.2%	3.5%	1,930,483	100%	1,995,802	100%	3.4%

(1) These figures differ from those presented previously; refer to the figures in this report.

(2) Others include ASB, BCP Bolivia, Grupo Credito and eliminations after consolidation.

An analysis of Administrative and general expenses by expense type indicates that the most noteworthy variations were due to:

(i)	Consulting, mainly as a result of expenses at BCP Stand-alone, which registered QoQ growth in technological expenses (Innovation center), and the efficiency project. Nevertheless, YoY and annual accumulated results fell, which was in line with the operating efficiency program.

(ii)	An increase in the Marketing line, which was attributable to campaigns (credit card bonuses, salary deposit accounts and Lanpass) and advertising in the second half of the year, which is the most dynamic for our businesses. Nevertheless, the YoY and annual accumulated analysis shows slightly variations of -1.2% and +0.3%, respectively, which reflects the trend toward minimizing costs.

(iii)	Higher minor expenses in the 4Q15. Was due primarily to donations. Nevertheless, these expenses fell YoY and in accumulated terms.

The operating expenses / average of total asset indicator posted a decline of -270 bps QoQ and -340 bps YoY. This was mainly due to i) a larger increase in operating expenses than in total assets (+1.9% QoQ and +15% YoY).

Reported efficiency ratio by subsidiary(1)

	BCP Stand-alone	Mibanco	BCP Bolivia	ASB	PGA	Prima	Credicorp Capital	Credicorp (2)
4Q14	45.0%	60.2%	61.5%	26.9%	31.8%	39.8%	107.0%	46.2%
3Q15	40.7%	54.0%	63.9%	25.7%	25.0%	41.6%	94.1%	43.0%
4Q15	43.5%	56.2%	64.6%	29.8%	22.2%	43.4%	102.3%	44.4%
Var. YoY	-150 bps	-400 bps	+310 bps	+290 bps	-960 bps	+360 bps	-470 bps	-180 bps
Var. QoQ	+280 bps	+220 bps	+70 bps	+410 bps	-280 bps	+180 bps	+820 bps	+140 bps

Dec. 14	44.2%	58.2%	61.4%	23.9%	32.9%	41.6%	85.1%	45.2%
Dec. 15	41.5%	56.3%	66.9%	25.0%	25.1%	42.7%	102.5%	43.3%
Var. 2015 / 2014	-270 bps	-190 bps	+550 bps	+110 bps	-780 bps	+110 bps	+1,740 bps	-200 bps

(1) (Operating expenses + Acquisition cost –Other expenses) / (Net interest income + Fee income + Net gain from subsidiaries + Net earned premiums +Gross margin from medical subsidiaries)

(2) The figures at the Credicorp level differ from those that were previous reports; use the figures in this report.

Operating income rose in QoQ, YoY and accumulated terms due primarily to three factors:

(i)	Higher income from interest on loans in line with loan growth;

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(ii)	Higher gains on foreign exchange transactions due to volatility in the Sol against the US Dollar (+5.87% QoQ and +14.23% 2015 vs.2014); and
(iii)	Growth in fee income as a result of an increase in the transactions volume.

In the quarterly analysis, the efficiency ratio was situated at 44.4% at the end of 4Q15, which was +140 bps above the 43% reported in 3Q15; this evolution was due to higher expenses at:

(i)	BCP Stand-alone, which registered an increase of +280 bps QoQ in the efficiency ratio. This was due to higher general and administrative expenses, which was mainly related to higher expenses for marketing, programming and systems; and consultancy services; and
(ii)	Mibanco, due to higher expenses for salaries and employee benefits; this was attributable to an increase in personnel (+71 organic QoQ) after bonus payments were made.

Despite the increase registered QoQ, the accumulated efficiency ratio was situated at 43.3% at the end of 2015, which was -200 bps below the 45.3% obtained in 2014, as a result of:

(i)	Mibanco’s increase in Net Interest Income (50% of the total increase) due to more dynamic lending activity in the small and micro business segments;
(ii)	BCP Stand-alone, which reported solid growth in Net Interest Income (42% of the total increase), which was associated with loan evolution, led mainly by Wholesale banking; and
(iii)	The improvements applied through the efficiency program, which demonstrate Credicorp’s commitment to its cost reduction strategy.

8.	Regulatory Capital

8.1 Regulatory Capital –BAP

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/. 000	Dec 14	Sep 15	De c 15	QoQ	YoY
Total Regulatory Capital (A)	16,377,808	18,085,180	18,614,741	2.9%	13.7%
Tier I (1)	9,637,886	10,697,542	10,843,056	1.4%	12.5%
Tier II (2) + Tier III (3)	6,739,922	7,387,638	7,771,685	5.2%	15.3%
Total Regulatory Capital Requirements (B)	14,160,347	15,739,357	16,400,831	4.2%	15.8%
Regulatory Capital Ratio (A) / (B)	1.16	1.15	1.13
Require d Regulatory Capital Ratio (4)	1.00	1.00	1.00

(1) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies) + perpetual subordinated debt.

(2) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x investment in equity and subordinated debt of financial and insurance companies).

(3) Tier III = Subordinated debt covering market risk only.

(4) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).

As of December 2015, Credicorp posted a comfortable capitalization level that is equivalent to 1.13 times the capital required by the Peruvian regulator.

This ratio slightly decreased QoQ, which was due to the fact that the increase in the regulatory capital requirement (+ 4.2% QoQ) outweighed growth in Credicorp’s total regulatory capital (+ 2.9% QoQ).  The increase in the regulatory capital requirement was associated with the Financial Consolidated Group, whose capital requirements increased QoQ due to higher risk weighted assets (RWAs) for credit risk at BCP Stand-alone. This was in line with expansion in total loans (+1.8% QoQ in quarter-end balances and based on results in Peru GAAP).

The slight increase QoQ in regulatory capital is mainly due to a higher level of subordinated debt as a result of an exchange rate effect (+ 5.87% QoQ), and a higher reserves and allowance for loan losses QoQ .

A YoY analysis shows a decrease in regulatory capital ratio (1.16 in 4T14 vs. to 1.13 in 4T15) as a result of lower increase in regulatory capital (+13.7 % YoY) compared to the increase in capital requirements (+15.8% YoY) .

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Additionally, it is important to note that the Tier 1 represents 58.2% of Credicorp’s total regulatory capital, slightly above the 58.8% level of 4Q14.

8.2 Regulatory Capital –BCP Stand-alone based on Peru GAAP

Regulatory Capital and Capital Adequacy Ratios	Balance as of			% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY
Capital Stock	4,722,752	5,854,051	5,854,051	0.0%	24.0%
Legal and Other capital reserves	2,761,777	3,157,906	3,157,906	0.0%	14.3%
Accumulated earnings with capitalization agreement	1,000,000	-	600,000	NA	-0.40
Loan loss reserves (1)	1,007,150	1,105,826	1,146,571	3.7%	13.8%
Perpetual subordinated debt	746,500	805,500	852,750	5.9%	14.2%
Subordinated Debt	4,146,707	4,361,716	4,588,342	5.2%	10.7%
Unrealized profit (loss)	-	-	-	NA	NA
Investment in subsidiaries and others, net of unrealized profit and net income	(1,559,037)	(1,687,497)	(1,587,929)	-5.9%	1.9%
Investment in subsidiaries and others	2,186,066	1,920,128	1,922,061	0.1%	-12.1%
Unrealized profit and net income in subsidiaries	627,029	232,631	334,132	43.6%	-46.7%
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital	12,703,767	13,475,418	14,489,607	7.5%	14.1%

Off-balance sheet	28,304,961	29,097,439	34,040,634	17.0%	20.3%

Tier 1 (2)	8,642,942	8,967,941	9,715,725	8.3%	12.4%
Tier 2 (3) + Tier 3 (4)	4,060,825	4,507,478	4,773,882	5.9%	17.6%

Total risk -weighted assets	87,938,922	97,003,577	101,068,773	4.2%	14.9%
Market risk-weighted assets (5)	1,189,463	1,537,512	2,047,887	33.2%	72.2%
Credit risk-weighted assets	80,572,032	88,466,066	91,725,676	3.7%	13.8%
Operational risk-weighted assets	6,177,426	6,999,999	7,295,209	4.2%	18.1%

Total capital requirement	10,546,528	11,739,677	12,212,332	4.0%	15.8%
Market risk capital requirement (5)	118,946	153,751	204,789	33.2%	72.2%
Credit risk capital requirement	8,057,203	8,846,607	9,172,568	3.7%	13.8%
Operational risk capital requirement	617,743	700,000	729,521	4.2%	18.1%
Additional capital requirements	1,752,636	2,039,319	2,105,455	3.2%	20.1%

Capital ratios
Tier 1 ratio (6)	9.83%	9.24%	9.61%
Common Equity Tier 1 ratio (7)	8.01%	9.01%	9.34%
BIS ratio (8)	14.45%	13.89%	14.34%
Risk-weighted assets / Regulatory capital (9)	6.92	7.20	6.98

(1) Up to 1.25% of total risk-weighted assets.

(2) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).

(3) Tier 2 = Subordinated debt + Loan loss reserves - (0.5 x Investment in subsidiaries).

(4) Tier 3 = Subordinated debt covering market risk only. Tier 3 exists since 1Q10.

(5) It includes capital requirement to cover price and rate risk.

(6) Tier 1 / Risk-weighted assets

(7) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.

(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011)

(9) Since July 2012, Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)

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At the end of 4Q15, the BIS ratio was situated at 14.34%, which was higher than the figure registered at the end of 3Q15 (13.89%). This was due to a smaller increase in RWA (+4.2% QoQ) than in regulatory capital (+7.5% QoQ), which was in turn associated with higher accumulated earnings from capitalization.

It is important to note that the expansion in RWAs was due to an increase in credit risk weighted assets, which was attributable to +1.8% QoQ expansion in total loans at BCP Stand-alone (measured in period-end balances and based on results in local accounting).

In this context, Tier 1 rose from 9.24% in 3Q15 to 9.61% in 4Q15 due to the evolution of Tier 1 (+8.3% QoQ) vs RWAs.

Common equity tier 1, which is considered the most rigorous ratio to measure capitalization levels, reported a QoQ improvement, going from 9.01% in 3Q15 to 9.34% in 4Q15. This was attributable to growth in retained earnings, which rose in line with the earnings level this quarter. Around 40bps of this growth was associated with the sale of BCI shares to Credicorp.

Common Equity Tier 1 ratio

September 2015	December 2015

(1) Gains on the sale of BCI shares to Credicorp contributed around 40 bps to the period’s earnings in the Common Equity Tier 1 ratio Common Equity Tier 1.

(2) Includes investments in BCP Bolivia and other.

Common Equity Tier 1 (S/. Millions )	Dec 15
Capital and reserves	9,012
Retained earnings	2,807
Unrealized gains (losses )	104
Goodwill and intangibles	(603)
Investments in subsidiaries (1)	(1,922)
Total CET1	9,398

CET1 ratio	9.34%

(1) Includes investments in Mibanco and other subsidiaries.

In YoY terms, the Common equity tier 1 ratio rose +133 bps to situate at 9.34% vs 8.01% in December 2014. This was due to an increase in earnings generation, which allowed higher earnings capitalization in 2015, and to a lesser extent to gains on the sale of BCI shares to Credicorp.

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9.	Distribution channels

BCP, Mibanco and BCP Bolivia posted a total of 9,164 points of access at the end of 4Q15. This level represents an increase of +471 units QoQ.

BCP reported a total of 8,487 points of access at the end of 4Q15, which represented an increase of +468 QoQ. This growth was due mainly to an increase in Agentes BCP (+427 QoQ) and ATMs (+35 QoQ), which was attributable to the increase in cost-efficient channels. The main increase in Agentes BCP took place in the provinces (+258 QoQ), where 49% of all points of access are located. This is aligned with our banking penetration strategy.

Mibanco posted a slight increase in its number of branches, going from 319 in 3Q15 to 323 in 4Q15, which reflects its strategy to reach more clients. It is also important to note that Mibanco has an agreement with Banco de la Nación to use the latter’s offices throughout the country, which helps reduce operating costs. At the end of 4Q15, these offices represented 12% of the total network (38 offices).

BCP Bolivia reported a decrease in its channels of -1 QoQ, mainly at the level of Agentes. This was attributable to the temporary closing of some agents to relocate them in areas with more clients. The objective is to improve this channel’s efficiency.

In the YoY analysis, Agentes BCP increased +575 and while ATMs at BCP were up +69. BCP Bolivia posted the next highest increase, with an additional +10 ATMs. This evolution reflects our banking penetration strategy and expansion plan. Finally, it is important to note the YoY drop in ATMs and Agentes at Mibanco. This was attributable to the fact that contracts with agents ended in 2014 and Mibanco’s ATMs were shut down to leverage the synergies created by the consolidation process. Now, Mibanco has access to BCP’s distribution channels.

	Quarter			Change (units )
	4Q14	3Q15	4Q15	QoQ	YoY
Branches	437	454	460	6	23
ATMs	2,226	2,260	2,295	35	69
Agentes BCP	5,157	5,305	5,732	427	575
Total BCP's Network	7,820	7,624	8,487	863	667
Branches(1)	328	319	323	4	-5
ATMs	72	-	-	-	-72
Agentes Mibanco	3,298	-	-	-	-3,298
Total Mibanco's Network	3,698	319	323	4	-3,375
Total Peru's Network	11,518	8,338	8,810	472	-2,708
Branches	46	47	47	-	1
ATMs	247	257	257	-	10
Agentes BCP Bolivia	62	51	50	-1	-12
Total Bolivia's Network	355	355	354	-1	-1
Total BCP Consolidate d's Network	11,873	8,693	9,164	471	-2,709

(1) Includes Edyficar's branches for 3Q14 and branches with el Banco de la Nacion: 4Q14, 3Q15 and 4Q15 were 40, 38 y 38 units, respectively.

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Transactions by Channel - BCP Stand-alone

	Monthly average in each quarter						% change
N° of Transactions per channel(1)	4Q14%		3Q15%		4Q15%		QoQ	YoY
Teller	9,416,954	10.4%	9,449,481	10.1%	9,171,259	9.4%	-2.9%	-2.6%
ATMs	17,874,345	19.7%	19,091,701	20.3%	20,141,385	20.7%	5.5%	12.7%
Balance inquiries	3,570,981	3.9%	2,620,944	2.8%	2,360,381	2.4%	-9.9%	-33.9%
Telephone banking	1,304,545	1.4%	3,015,347	3.2%	2,539,704	2.6%	-15.8%	94.7%
Internet banking Via BCP	21,046,722	23.2%	20,291,413	21.6%	20,357,428	21.0%	0.3%	-3.3%
Agente BCP	14,910,288	16.4%	13,919,990	14.8%	14,465,417	14.9%	3.9%	-3.0%
Telecrédito	8,489,366	9.3%	8,571,956	9.1%	9,081,293	9.3%	5.9%	7.0%
Mobile banking	4,719,630	5.2%	7,184,904	7.6%	8,551,635	8.8%	19.0%	81.2%
Direct debit	748,392	0.8%	776,034	0.8%	736,275	0.8%	-5.1%	-1.6%
Points of sale P.O.S.	8,513,965	9.4%	8,858,872	9.4%	9,509,491	9.8%	7.3%	11.7%
Other ATMs network	212,802	0.2%	226,427	0.2%	236,397	0.2%	4.4%	11.1%
Total transactions	90,807,990	100.0%	94,007,069	100.0%	97,150,666	100.0%	3.3%	7.0%

(1) Figures include monetary and non-monetary transactions.

The monthly average of transactions increased +3.3% QoQ. This was due mainly to an increase in transactions through cost-efficient channels such as:

i)	Mobile banking (+19.0% QoQ), which continued to increase its share through its mobile applications (“Banca Celular BCP” and “Tus Beneficios BCP”).
ii)	ATMs (+5.5% QoQ), in line with an increase in points of access QoQ.
iii)	Agente BCP (+3.9% QoQ) due to improvements in the ViaBCP web page and to different campaigns (“Ir al BCP, sin ir al BCP”) to promote the use of our alternative channels.

The channels that posted the largest drop in transactions were:

Telephone Banking (-15.8% QoQ) and Balance Modules (-9.9% QoQ).

In the YoY analysis, the monthly average of transactions increased +7.0%, which was primarily due to growth in transactions volumes in: Mobile banking, ATMs and Telephone Banking. Nevertheless, there was a drop in Agentes BCP, Balance Modules and Tellers, which is proof that the bank’s strategy to increase profitability and promote more efficient channels is bearing fruit.

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10.	Economic outlook

Economic activity

In 4Q15, the economy more than likely grew more than 3.5%. This level of expansion tops that of the first nine months of the year (2.9%). Higher growth was due primarily to specific factors such as strong growth in mining production (16.2%); progress in the fishing sector (52.8%) due to the second fishing season for anchovy; and a less significant drop in public expenditure at the sub-national government level (4Q15: -2.0%, 3Q15: -23.9%). Nevertheless, the international environment continued to be adverse and companies and families still perceived a deterioration in their economic situation. As a result, in 4Q15, GDP grew 2.9%. This was slightly higher than 2014’s result (2.4%).

In 4Q15, strong growth in mining production continued due to higher copper production at Antamina, Toromocho and Constancia. Additionally, the second anchovy season in the center-north of the country began in November. The 1.1 MM ton quota set was one of the lowest recorded for the second season in the past ten years. Nevertheless, given that there was no fishing activity during this period in 2014, the capture contributed statistically to growth in GDP. In 2015, primary activity posted growth of 5.4% after registering its worst decline since 1992 in 2014.

In contrast, the non-primary sectors experienced deceleration in 2015 (2.2%) with regard to 2014 (3.7%). This was associated with a drop in investment and higher moderation in consumption. In 4Q15, the pace of growth in the construction sector fell to its lowest level of the year (-3.3%) compared to 3Q15 (-7.0%). This recovery was consistent with an improvement in the investment levels at regional governments. Non-primary manufacturing more than likely declined 3.1% (3Q15: -0.6%) due to the decrease in segments related to exports, input production and capital goods.

GDP and Domestic Demand forecasts (% change)	Contribution to GDP growth (percentage points)

Inflation

Inflation was situated at 4.4% in 2015, which placed it above BCRP’s target range (2.0% +/- 1pp) for the second consecutive year (2014: 3.2%). Inflation was mainly attributable to higher prices for food stuffs and electricity. The component for food and energy increased 5.5%. Nevertheless, inflation without food and energy was situated at 3.5%, which was mainly a reflection of higher costs for education, potable water and other segments linked to the exchange rate, such as vehicle purchases and home rentals.

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Inflation expectations (%)

Country	Target range	2015	2016	2017
Brazil	4.5 +/- 2.0	10.7	6.3	5.6
Chile	3.0 +/- 1.0	4.4	3.5	3.2
Colombia	3.0 +/- 1.0	6.8	4.0	3.4
Mexico	3.0 +/- 1.0	2.1	3.4	3.5
Peru	2.0 +/- 1.0	4.4	3.5	3.0

Monetary Policy

BCRP increased the reference rate from 3.50% to 3.75% in December in a context in which expectations for inflation increased gradually to situate in the top end of the target range. At the first meeting in 2016, the monetary authority decided to increase the rate for the third time in five months, taking it from 3.75% to 4.0% to control inflation expectations.

Inflation and reference rate (Var. % YoY, %)

Fiscal Accounts

The fiscal account at the end of 2015 was situated at 2.1% of GDP, which was the highest level recorded since 2002 and 1.8 pp above the figure posted in 2014. Fiscal revenues fell 4.4% while non-financial expenditure rose 4.9% (current expenditure: 8.2%, capital expenditure: -3.8%).

The fiscal deficit increased from 2.1% of GDP in 2015 to 2.7% of GDP in 2016. This growth was due primarily to an 8.4% expansion in public investment after two significant years of decline; the weak evolution of internal demand; and the drop in export prices, which had an impact of fiscal revenues. Public debt was more than likely situated around 24% of GDP, which is around half of the amount posted by the region and far below those registered by emerging economies with similar credit ratings (BBB+).

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Fiscal balance and public debt (% of GDP)

External Accounts

The deficit in the current account was more than likely situated at 2.3% of GDP in 4Q15. The effect of lower export prices was partially compensated by the increase in traditional export volumes in general and in mining products in particular. It is likely that outputs declined due to lower earnings and a reduction in inputs and capital goods, both of which were associated with a decrease in economic activity. The volume of non-traditional exports continued to fall due to lower demand, particularly from our trade partners in the region.

Latam exchange rates (Local currency per USD)

	BRA	CHI	COL	MEX	PER
2002 max.	3.951	760	2,888	10.45	3.649
2009 max.	2.447	641	2,609	15.57	3.259
2015 max.	4.178	715	3,351	17.39	3.416
2015 close	3.960	709	3,175	17.22	3.416
01/19/2016	4.064	726	3,310	18.25	3.438

Exchange Rate

In 4Q15, the exchange rate continued to follow an upward trend due to: (i) the Fed’s move to increase the interest rate in Dec-15, (ii) uncertainty surrounding the deceleration in China, and (iii) lower commodity prices. Uncertainty regarding the magnitude of the impact that will be generated by these factors led market liquidity in US Dollars to drop, which drove an increase in the exchange rate. In this context, the exchange rate rose from S/. 3.24 at the end of September to S/. 3.41 at year-end (Dec-14: S/. 2.98).

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Peru	2010	2011	2012	2013	2014	2015/F	2016/F	2017/F
GDP (US$ Millions )	148,666	170,759	192,982	201,752	200,772	190,781	193,487	193,487
Real GDP (% change YoY)	8.5	6.5	6.0	5.8	2.4	2.9	3.2	4.0
Domestic Demand (% change YoY)	14.9	7.7	7.4	6.9	2.1	2.6	1.0	3.0
Total Consumption (% change YoY)	8.2	5.8	6.4	5.5	4.5	3.8	3.4	3.2
Fixed Investment/GDP	25.1	24.0	25.8	26.7	25.8	23.7	22.5	22.3
Inflation Rate	2.1	4.7	2.6	2.9	3.2	4.4	4.0	2.7
Reference Rate (eop)	3.00	4.25	4.25	4.00	3.50	3.75	4.50	4.75
Exchange Rate, eop	2.81	2.70	2.55	2.80	2.98	3.41	3.65	3.75
Exchange Rate, average	2.83	2.75	2.63	2.70	2.84	3.19	3.54	3.70
Fiscal Balance (% of GDP)	-0.2	2.0	2.3	0.9	-0.3	-2.1	-2.7	-2.5
Trade Balance (US$ Million)	6,988	9,224	6,276	613	-1,276	-3,133	-2,830	-1,552
Exports	35,803	46,376	47,411	42,861	39,533	33,419	32,054	34,656
Imports	28,815	37,152	41,135	42,248	40,809	36,552	34,884	36,207
Current Account Balance	-3,545	-3,177	-5,237	-8,474	-8,031	-7,622	-6,853	-6,203
(as a % of GDP)	-2.4	-1.9	-2.7	-4.2	-4.0	-4.0	-3.6	-3.2
International Reserves (USD MM)	44,105	48,816	63,991	65,663	62,308	61,484	60,807	60,208

50

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

51

11.	Appendix

11.1	BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

(In S/. thousands, IFRS)

	Quarter			% change
	4Q14	3Q15	4Q15	QoQ	YoY

ASSETS
Cash and due from banks	24,774,780	30,786,855	31,445,341	2.1%	26.9%
Cash and BCRP	18,547,244	28,343,697	28,058,164	-1.0%	51.3%
Deposits in other banks	6,196,766	2,381,180	3,278,652	37.7%	-47.1%
Interbanks	30,002	59,332	105,741	78.2%	252.4%
Accrued interest on cash and due from banks	768	2,646	2,784	5.2%	262.5%

Trading securities, net	1,967,385	1,956,192	1,514,758	-22.6%	-23.0%

Loans	77,521,459	86,092,146	88,155,285	2.4%	13.7%
Current	75,513,882	83,837,821	85,846,259	2.4%	13.7%
Internal overdue loans	2,007,577	2,254,325	2,309,026	2.4%	15.0%
Less - allowance for loan losses	(3,307,250)	(3,673,609)	(3,838,009)	4.5%	16.0%
Loans, net	74,214,209	82,418,537	84,317,276	2.3%	13.6%

Investment securities available for sale	7,027,752	9,286,648	8,608,546	-7.3%	22.5%
Investments held to maturity	2,669,777	3,161,475	3,585,392	13.4%	34.3%
Property, furniture and equipment, net	1,582,040	1,724,844	1,724,285	0.0%	9.0%
Due from customers acceptances	167,654	201,357	222,496	10.5%	32.7%
Other assets(1)	3,728,027	4,439,784	4,757,427	7.2%	27.6%

Total assets	116,131,624	133,975,692	136,175,521	1.6%	17.3%

LIABILITIES AND EQUITY

Deposits and obligations	72,863,246	82,211,845	86,168,112	4.8%	18.3%
Demand deposits	23,788,719	25,464,114	26,701,521	4.9%	12.2%
Saving deposits	21,214,171	22,795,579	24,905,755	9.3%	17.4%
Time deposits	20,864,602	27,171,597	27,103,426	-0.3%	29.9%
Severance indemnity deposits (CTS)	6,763,832	6,535,695	7,183,421	9.9%	6.2%
Interest payable	231,922	244,860	273,989	11.9%	18.1%

BCRP instruments	4,980,531	11,863,340	10,612,840	-10.5%	113.1%
Due to banks and correspondents	12,824,574	11,037,594	9,289,250	-15.8%	-27.6%
Bonds and subordinated debt	12,891,764	14,093,864	14,508,206	2.9%	12.5%
Acceptances outstanding	167,654	201,357	222,496	10.5%	32.7%
Other liabilities (2)	2,315,757	3,046,093	3,096,222	1.6%	33.7%

Total liabilities	106,043,526	122,454,093	123,897,126	1.2%	16.8%

Net equity	9,930,296	11,362,177	12,113,724	6.6%	22.0%
Capital stock	4,429,372	5,560,671	5,560,671	0.0%	25.5%
Reserves	2,542,915	2,939,044	2,939,044	0.0%	15.6%
Unrealized gains and losses	378,253	35,369	99,197	180.5%	-73.8%
Retained earnings	631,001	672,147	672,147	0.0%	6.5%
Income for the year	1,948,755	2,154,946	2,842,665	31.9%	45.9%

Non-controlling interest	157,802	159,422	164,671	3.3%	4.4%

Total equity	10,088,098	11,521,599	12,278,395	6.6%	21.7%

Total liabilities and total equity	116,131,624	133,975,692	136,175,521	1.6%	17.3%

Off-balance sheet	59,119,238	62,114,812	70,451,671	13.4%	19.2%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.

(2) Mainly, includes other payable accounts.

52

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/ thousands, IFRS)

	Quarter			% change		Year		% change
	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014

Interest income and expense
Interest and dividend income	2,151,241	2,356,807	2,494,320	5.8%	15.9%	8,033,208	9,345,183	16.3%
Interest expense	(539,436)	(610,606)	(649,870)	6.4%	20.5%	(2,034,986)	(2,393,613)	17.6%
Net interest income	1,611,805	1,746,201	1,844,450	5.6%	14.4%	5,998,222	6,951,570	15.9%

Net provision for loan losses	(437,827)	(445,362)	(500,094)	12.3%	14.2%	(1,717,226)	(1,881,142)	9.5%

Non-financial income
Fee income	523,265	551,137	562,115	2.0%	7.4%	1,957,799	2,156,184	10.1%
Net gain on foreign exchange transactions	173,979	187,597	199,768	6.5%	14.8%	593,154	741,225	25.0%
Net gain on sales of securities	5,656	(16,487)	16,009	-197.1%	183.0%	56,781	414,556	N/A
Other non-financial income	16,914	7,574	29,775	293.1%	76.0%	54,137	74,969	38.5%
Total non-financial income, net	719,814	729,821	807,667	10.7%	12.2%	2,661,871	3,386,934	27.2%

Operating expenses
Salaries and employees benefits	(537,658)	(571,240)	(602,292)	5.4%	12.0%	(2,103,274)	(2,335,983)	11.1%
Administrative, general and tax expenses	(469,831)	(376,657)	(464,815)	23.4%	-1.1%	(1,541,901)	(1,529,407)	-0.8%
Depreciation and amortization	(100,638)	(90,128)	(92,869)	3.0%	-7.7%	(337,583)	(357,728)	6.0%
Other expenses	(78,071)	(53,607)	(67,276)	25.5%	-13.8%	(184,577)	(267,378)	44.9%
Total expenses	(1,186,198)	(1,091,632)	(1,227,252)	12.4%	3.5%	(4,167,335)	(4,490,496)	7.8%

Operating income	707,594	939,028	924,771	-1.5%	30.7%	2,775,532	3,966,866	42.9%
Translation result	11,449	3,378	8,446	150.0%	-26.2%	21,370	17,458	-18.3%
Income taxes	(273,761)	(262,516)	(243,586)	-7.2%	-11.0%	(855,563)	(1,129,932)	32.1%
Non-controlling interest	6,512	(4,212)	(1,911)	-54.6%	-129.3%	7,416	(11,727)	-258.1%

Net income	451,794	675,678	687,720	1.8%	52.2%	1,948,755	2,842,665	45.9%

53

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES

SELECTED FINANCIAL INDICATORS

	Quarter			Year
	4Q14	3Q15	4Q15	2014	2015

Profitability
EPS(1)	0.08	0.12	0.12	0.33	0.49
Net interest margin (2)	5.94%	5.68%	5.73%	5.93%	5.81%
ROAA (2)(3)	1.6%	2.1%	2.0%	1.8%	2.3%
ROAE (2)(3)	18.6%	24.4%	23.4%	21.4%	25.8%
No. of outstanding shares (Million)	5,854	5,854	5,854	5,854	5,854

Quality of loan portfolio
Internal overdue ratio	2.59%	2.62%	2.62%	2.59%	2.62%
NPL ratio	3.43%	3.46%	3.49%	3.43%	3.49%
Coverage of Internal overdue loans	164.7%	163.0%	166.2%	164.7%	166.2%
Coverage of NPLs	124.6%	123.2%	124.7%	124.6%	124.7%
Allowance for loan losses as a percentage of total loans	4.3%	4.3%	4.4%	4.27%	4.35%
Cost of risk	2.26%	2.07%	2.27%	2.22%	2.13%

Operating efficiency
Oper. expenses as a percent. of total income - reported (4)	48.0%	41.8%	44.5%	46.6%	42.9%
Oper. expenses as a percent. of total income - including all other items	50.9%	44.1%	46.3%	48.1%	43.4%
Oper. expenses as a percent. of av. tot. sssets (2)(3)(4)	3.9%	3.2%	3.4%	3.7%	3.3%

Capital adequacy
Total regulatory capital (S/. Million)	12,704	13,475	14,490	12,704	14,490
Tier 1 capital (S/. Million)	8,643	8,968	9,716	8,643	9,716
Common equity tier 1 ratio	7.45%	9.01%	9.37%	7.45%	9.37%
BIS ratio (5)	14.4%	13.9%	14.3%	14.4%	14.3%

(1) Shares outstanding of 5,854.05 million are used for all periods since shares have been issued only for capitalization of profits.

(2) Ratios are annualized.

(3) Averages are determined as the average of period-beginning and period-ending balances.

(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expenses includes personnel expenses, administrative expenses and depreciation and amortization.

(5) Regulatory capital/ risk-weighted assets. Risk weighted assets include market risk and operational risk.

54

11.2	Mibanco

MIBANCO

(In S/ thousands, IFRS )

	Quarter			Change				Year
	4Q14	3Q15	4Q15	QoQ		YoY		2015
ASSETS
Cash and due from banks	1,446,506	1,436,739	1,380,900	-3.9%		-4.5%		1,380,900
Investments available for sale and trading securities	1,304,469	1,433,556	1,584,886	10.6%		21.5%		1,584,886
Total loans	7,630,980	7,648,927	7,911,324	3.4%		3.7%		7,911,324
Current	7,029,978	7,160,243	7,451,706	4.1%		6.0%		7,451,706
Internal overdue loans	428,227	414,572	376,221	-9.3%		-12.1%		376,221
Refinanced	86,628	74,113	83,397	12.5%		-3.7%		83,397
Allowance for loan losses	(817,295)	(750,355)	(729,325)	-2.8%		-10.8%		(729,325)
Net loans	6,813,685	6,898,572	7,181,999	4.1%		5.4%		7,181,999
Property, plant and equipment, net	165,200	236,752	242,452	2.4%		46.8%		242,452
Other assets	688,432	634,593	664,593	4.7%		-3.5%		664,593
Total assets	10,418,293	10,640,212	11,054,830	3.9%		6.1%		11,054,830

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	5,725,648	5,388,253	5,994,926	11.3%		4.7%		5,994,926
Due to banks and correspondents	2,518,729	2,884,839	2,663,815	-7.7%		5.8%		2,663,815
Bonds ans subordinated debt	767,396	742,344	733,033	-1.3%		-4.5%		733,033
Other liabilities	263,870	334,375	315,710	-5.6%		19.6%		315,710
Total liabilities	9,275,642	9,349,811	9,707,483	3.8%		4.7%		9,707,483

Net shareholders' equity	1,142,650	1,290,400	1,347,347	4.4%		17.9%		1,347,347

Total liabilities and net shareholders' equity	10,418,293	10,640,212	11,054,830	3.9%		6.1%		11,054,830
Net financial income	365,916	369,794	381,597	3.2%		4.3%		1,464,236
Provision for loan losses, net of recoveries	(107,321)	(75,206)	(84,420)	12.3%		-21.3%		(337,879)
Non financial income	16,361	7,600	7,981	5.0%		-51.2%		46,683
Operating expenses	(260,683)	(205,566)	(230,010)	11.9%		-11.8%		(879,028)
Operating Income	14,273	96,622	75,149	-22.2%		426.5%		294,011
Translation results	(10,398)	(257)	815	-417.3%		-107.8%		(1,597)
Income taxes	(14,403)	(21,972)	(19,480)	-11.3%		35.2%		(70,793)
Net income	(10,528)	74,394	56,484	-24.1%		636.5%		221,621
L/D ratio	133.3%	142.0%	132.0%	-1000	bps	-130	bps	132.0%
Internal overdue loans ratio	5.61%	5.42%	4.76%	-60	bps	-80	bps	4.8%
NPL ratio	6.75%	6.39%	5.81%	-60	bps	-90	bps	5.8%
Coverage of Internal overdue loans	190.9%	181.0%	193.9%	1290	bps	300	bps	193.9%
Coverage of NPLs	158.7%	153.5%	158.7%	520	bps	0	bps	158.7%
ROAE	-3.7%	23.7%	17.1%	-660	bps	2080	bps	17.8%
ROAE inc, goodwill	-3.3%	21.3%	15.5%	-580	bps	1880	bps	16.0%
Efficiency ratio	60.5%	54.1%	56.2%	210	bps	-430	bps	57.0%
Branches (1)	288	281	285	1.4%		-1.0%		285
Employees	9,302	10,093	10,164	0.7%		9.3%		10,164

(1) Excluding branches of Banco de la Nación.

55

11.3   BCP Bolivia

BCP BOLIVIA

(In S/. thousands, IFRS)

	Quarter			Change		Year		Change
	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014

ASSETS
Cash and due from banks	620,346	1,064,084	1,427,300	34.1%	130.1%	620,346	1,427,300	130.1%
Investments available for sale and trading securities	1,138,062	1,068,896	1,116,566	4.5%	-1.9%	1,138,062	1,116,566	-1.9%
Total loans	3,525,271	4,282,821	4,731,859	10.5%	34.2%	3,525,271	4,731,859	34.2%
Current	3,455,947	4,194,483	4,636,610	10.5%	34.2%	3,455,947	4,636,610	34.2%
Internal overdue loans	48,442	69,260	74,066	6.9%	52.9%	48,442	74,066	52.9%
Refinanced	20,882	19,078	21,182	11.0%	1.4%	20,882	21,182	1.4%
Allowance for loan losses	-130,823	-160,185	-175,648	9.7%	34.3%	-130,823	-175,648	34.3%
Net loans	3,394,448	4,122,636	4,556,211	10.5%	34.2%	3,394,448	4,556,211	34.2%
Property, plant and equipment, net	40,331	39,160	42,390	8.2%	5.1%	40,331	42,390	5.1%
Other assets	52,686	56,643	103,113	82.0%	95.7%	52,686	103,113	95.7%
Total assets	5,245,873	6,351,419	7,245,579	14.1%	38.1%	5,245,873	7,245,579	38.1%
						-	-	0.0%
LIABILITIES AND NET SHAREHOLDERS EQUITY						-	-	0.0%
Deposits and obligations	4,533,033	5,540,968	6,378,492	15.1%	40.7%	4,533,033	6,378,492	40.7%
Due to banks and correspondents	30,118	29,217	1,994	-93.2%	-93.4%	30,118	1,994	-93.4%
Bonds ans subordinated debt	31,069	100,016	106,399	6.4%	242.5%	31,069	106,399	242.5%
Other liabilities	153,382	150,104	178,093	18.6%	16.1%	153,382	178,093	16.1%
Total liabilities	4,747,602	5,820,305	6,664,977	14.5%	40.4%	4,747,602	6,664,977	40.4%
						-	-	0.0%
Equity	498,271	531,114	580,602	9.3%	16.5%	498,271	580,602	16.5%
						-	-	0.0%
Total liabilities and net shareholders' equity	5,245,873	6,351,419	7,245,579	14.1%	38.1%	5,245,873	7,245,579	38.1%

Net interest income	55,454	60,746	67,240	10.7%	21.3%	213,440	241,572	13.2%

Provision for loan losses, net of recoveries	-8,935	-10,339	-7,865	-23.9%	-12.0%	-22,092	-32,069	45.2%

Net interest income after provisions	46,519	50,407	59,374	17.8%	27.6%	191,348	209,503	9.5%
Non financial income	29,111	30,181	26,704	-11.5%	-8.3%	103,490	109,040	5.4%
Operating expenses	-52,123	-56,573	-65,740	16.2%	26.1%	-194,613	-234,811	20.7%
Translation result	-138	-133	-82	-38.3%	-40.6%	-332	-423	27.5%
Income taxes	-8,460	-7,548	-5,292	-29.9%	-37.4%	-31,859	-25,925	-18.6%
Net income	14,908	16,333	14,963	-8.4%	0.4%	68,034	57,384	-15.7%

L/D ratio	77.8%	77.3%	74.2%	-310 bps	-360 bps
Internal overdue ratio	1.37%	1.62%	1.57%	-10 bps	+20 bps
NPL ratio	1.97%	2.06%	2.01%	-5 bps	+5 bps
Coverage of internal overdue loans	270.1%	231.3%	237.1%	-590 bps	-3290 bps
Coverage of NPLs	188.7%	181.3%	184.4%	-310 bps	-430 bps
Efficiency ratio	61.7%	63.9%	64.6%	-70 bps	+290 bps
ROAE	12.5%	12.5%	10.8%	-180 bps	-170 bps
Branches	46	47	47	0	+1
Agentes	60	51	50	-9	-10
ATMs	247	257	257	0	+10
Employees	1662	1702	1709	+7	+47

56

11.4   Credicorp Capital

Credicorp Capital	Quarter			% change		Year		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Net interest income	-1,921	788	601	-23.7%	-131.3%	2,457	-1,313	-153.4%
Non-financial income	136,547	106,204	121,358	14.3%	-11.1%	479,388	475,122	-0.9%
Fee income (1)	94,835	80,722	88,916	10.2%	-6.2%	330,518	340,283	3.0%
Net gain on foreign exchange transactions	13,490	9,868	6,418	-35.0%	-52.4%	30,991	30,089	-2.9%
Net gain on sales of securities	25,667	14,497	20,317	40.1%	-20.8%	105,799	91,831	-13.2%
Other income	2,555	1,117	5,707	410.9%	123.4%	12,079	12,919	6.9%
Operating expenses (2)	-205,547	-85,946	-182,145	111.9%	-11.4%	-478,697	-463,749	-3.1%
Operating income	-70,921	21,046	-60,186	-386.0%	-15.1%	3,147	10,060	219.7%
Income taxes	-7,105	-6,379	-4,678	-26.7%	-34.2%	-29,004	-25,055	-13.6%
Translation results	5,537	-734	4,096	-658.0%	-26.0%	8,171	12,041	47.4%
Non-controlling interest (3)	18,748	-2,490	15,812	-735.0%	-15.7%	4,053	6,158	51.9%
Net income	-53,741	11,443	-44,956	-492.9%	-16.3%	-13,633	3,205	123.5%

Unaudited results.

(1)          4Q14 figures differ from those previously reported. The correct figures are published on this report.

(2)          Includes: Salaries and employees benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

(3)          Percentage of Correval and IM Trust that is not owned by BCP Colombia and BCP Chile (49% and 39.4%, respectively).

57

11.5   Atlantic Security Bank

ASB	Quarter			% change		Year		% change
US$ Millions	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Total loans	844.1	897.2	916.5	2.1%	8.6%	844.1	916.5	8.6%
Total investments	887.5	873.7	847.5	-3.0%	-4.5%	887.5	847.5	-4.5%
Total assets	1,899.1	1,997.2	1,962.7	-1.7%	3.3%	1,899.1	1,962.7	3.3%
Total deposits	1,612.7	1,660.9	1,567.3	-5.6%	-2.8%	1,612.7	1,567.3	-2.8%
Net shareholder's equity	212.0	200.8	204.2	1.7%	-3.7%	212.0	204.2	-3.7%
Net income	7.4	21.1	4.8	-77.1%	-34.7%	56.6	47.0	-17.0%

Interest earning assets

Interest earning assets *	Quarter			% change
US$ Millions	4Q14	3Q15	4Q15	QoQ	YoY
Due from banks	132	157	167	6.5%	26.4%
Total loans	844	897	916	2.1%	8.6%
Investments	779	778	755	-2.9%	-3.0%
Total interest earning assets	1,755	1,832	1,839	0.4%	4.8%

* Excludes investments in equities and mutual funds.

Liabilities

Liabilities	Quarter			% change
US$ Millions	4Q14	3Q15	4Q15	QoQ	YoY
Deposits	1,613	1,661	1,567	-5.6%	-2.8%
Borrowed Funds	51	86	168	95.5%	229.6%
Other liabilities	23	45	19	-58.3%	-20.6%
Total liabilities	1,687	1,791	1,754	-2.1%	3.9%

58

Assets under management and Deposits (US$ Millions)

Portfolio distribution as of December 2015

59

11.6   Grupo Pacifico

GRUPO PACÍFICO*

(S/. in thousands )

	Quarter			% change		Year		% change
	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Balance
Total assets	8,656,376	8,816,211	9,329,145	5.8%	7.8%	8,656,376	9,329,145	7.8%
Invesment on securities (1)	5,455,950	6,443,018	6,720,080	4.3%	23.2%	5,455,950	6,720,080	23.2%
Technical reserves	5,549,005	6,016,438	6,377,419	6.0%	14.9%	5,549,005	6,377,419	14.9%
Net equity	1,715,720	1,605,360	1,786,789	11.3%	4.1%	1,715,720	1,786,789	4.1%

Quarterly income statement
Net earned premiums	575,859	439,480	445,994	1.5%	-22.6%	2,252,793	1,730,337	-23.2%
Net claims	375,029	265,647	266,477	0.3%	-28.9%	1,426,706	1,019,782	-28.5%
Net fees	111,190	102,713	96,361	-6.2%	-13.3%	422,610	403,304	-4.6%
Net underwriting expenses	6,386	14,531	-6,713	-146.2%	-205.1%	75,911	33,309	-56.1%
Underwriting result before Medical services	83,254	56,588	89,869	58.8%	7.9%	327,566	273,942	-16.4%

Medical services gross margin	23,434	-	-	N/A	N /A	98,199	-	-100.0%
Net financial income	75,017	81,792	75,453	-7.8%	0.6%	319,831	339,506	6.2%

Operating expenses	140,265	90,406	109,061	20.6%	-22.2%	536,519	385,959	-28.1%

Other income	12,656	4,577	20,149	340.2%	59.2%	23,335	35,516	52.2%
Traslations results	2,122	478	4,416	-	108.1%	4,586	13,939	203.9%
Gain (loss) from Grupo Pacífico and Banmédica joint venture	-	3,172	-2,853	-189.9%	N/A	-	146,910	-
Income tax	-469	7,026	15,190	116.2%	N/A	31,148	74,351	138.7%

Income before minority interest	56,688	49,176	62,784	27.7%	10.8%	205,851	349,503	69.8%
Minority interest	7,785	5,167	5,941	15.0%	-23.7%	25,008	25,043	0.1%

Net income	48,904	44,008	56,842	29.2%	16.2%	180,843	324,460	79.4%

Ratios
Ceded	16.7%	17.4%	17.3%	-10 bps	60 bps	14.5%	16.6%	210 bps
Loss ratio(2)	65.1%	60.4%	59.7%	-70 bps	-540 bps	63.3%	58.9%	-440 bps
Fees + underwriting expenses, net / net earned premiums	20.4%	26.7%	20.1%	-660 bps	-30 bps	22.1%	25.2%	310 bps
Underwriting results / net earned premiums	14.5%	12.9%	20.2%	730 bps	570 bps	14.5%	15.8%	130 bps
Operating expenses / net earned premiums	24.4%	20.6%	24.5%	390 bps	10 bps	23.8%	22.3%	-150 bps
ROAE (3)(4)	11.8%	10.5%	13.4%	290 bps	160 bps	11.7%	12.5%	80 bps
Return on written premiums	5.8%	6.1%	8.0%	190 bps	220 bps	5.7%	11.8%	610 bps
Combined ratio of P&C(5)	100.2%	92.2%	86.4%	-580 bps	-1380 bps	98.3%	90.5%	-780 bps

*Financial statements without consolidation adjustments.

(1) Excluding investments in real estate.

(2) Net claims/ Net earned premiums

(3) Includes unrealized gains.

(4) Annualized and average are determined as the average of period beginning and period ending.

(5) (Net claims/ Net earned premiums) + [(Acquisition cost + Operating expenses)/ Net earned premiums]

From 1Q15 and on, Grupo Pacifico’s financial statements reflect the joint venture with Banmedica (to participate as equal partners, 50/50). This partnership includes:

i)	the private health insurance business, which is managed by Grupo Pacifico and incorporated in each line of Grupo Pacifico’s financial statements;

ii)	corporate health insurance for payroll employees; and

iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

60

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services

(Nuevos Soles in thousands)

		Quarter		% change		Year		% change
	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Results
Net earned premiums	197,643	212,094	208,666	-1.6%	5.6%	756,603	822,378	8.7%
Net claims	-171,332	-181,196	-179,012	-1.2%	4.5%	-634,574	-695,408	9.6%
Net fees	-7,910	-9,625	-8,649	-10.1%	9.3%	-34,155	-36,781	7.7%
Net underwriting expenses	-3,661	-3,313	-2,936	-11.4%	-19.8%	-13,681	-12,599	-7.9%
Underwriting result	14,740	17,960	18,069	0.6%	22.6%	74,194	77,590	4.6%

Net financial income	388	942	1,461	55.2%	276.7%	2,204	4,399	99.6%
Operating expenses	-15,991	-15,559	-16,565	6.5%	3.6%	-63,432	-63,784	0.6%
Other income	950	235	3,367	N/A	254.5%	2,744	4,702	71.4%
Traslations results	-168	328	419	27.7%	-349.0%	-637	1,009	-258.4%
Income tax	-782	-50	-1,481	N/A	89.5%	-4,845	-8,159	68.4%

Net income before Medical services	-863	3,857	5,269	36.6%	N/A	10,228	15,757	54.1%

Net income of Medical services	-743	9,280	11,805	27.2%	N/A	-122	30,536	N/A

Net income	-1,606	13,137	17,074	30.0%	N/A	10,106	46,293	358.1%

61

11.7   Prima AFP

Main financial indicators	Quarter			% change		Year		% change
S/. 000	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014
Total assets	912,761	808,888	880,844	8.9%	-3.5%	912,761	880,844	-3.5%
Total liabilities	316,799	276,854	296,039	6.9%	-6.6%	316,799	296,039	-6.6%
Net shareholders' equity	595,962	532,035	584,805	9.9%	-1.9%	595,962	584,805	-1.9%
Income from commissions	97,534	100,148	97,565	-2.6%	0.0%	385,463	397,186	3.0%
Administrative and sale expenses	(38,532)	(36,690)	(37,360)	1.8%	-3.0%	-144,854	-149,976	3.5%
Depreciation and amortization	(5,498)	(4,773)	(4,854)	1.7%	-11.7%	-20,606	-19,248	-6.6%
Operating income	53,503	58,686	55,351	-5.7%	3.5%	220,003	227,962	3.6%
Other income and expenses, net	(2,204)	(393)	(1,112)	183.0%	-49.5%	865	-1,688	-295.1%
Income tax	(14,263)	(18,136)	(16,484)	-9.1%	15.6%	-67,868	-65,580	-3.4%
Net income before translation results	37,036	40,157	37,756	-6.0%	1.9%	152,999	160,694	5.0%
Translations results	50	(82)	629	N/A	N/A	364	1,389	281.4%
Net income	37,086	40,074	38,385	-4.2%	3.5%	153,364	162,084	5.7%
ROAE (1)	26.2%	30.8%	27.5%			28.0%	27.5%

(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.

Funds under management

Funds under management	Sep 15	% share	Dec 15	% share
Fund 1	4,710	12.8%	5,122	13.0%
Fund 2	24,936	67.7%	26,750	68.0%
Fund 3	7,200	19.5%	7,473	19.0%
Total S/. Millions	36,847	100%	39,345	100%

Nominal profitability over the last 12 months

	Sep 15 / Sep 14	Dec 15 / Dec 14
Fund 1	1.5%	4.3%
Fund 2	0.0%	4.9%
Fund 3	-5.2%	1.3%

AFP commissions

Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	1.19%	Applied to the affiliates' monthly remuneration since February 2015, before it was 1.51%.
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Main indicators

	Prima	System	% share	Prima	System	% share
Main indicators and market share	3Q15	3Q15	3Q15	4Q15	4Q15	4Q15
Affiliates	1,454,302	5,905,266	24.6%	1,454,766	5,963,069	24.4%
New affiliations (1)	2	72,155	0.00	1	67,664	0.0%
Funds under management (S/. Millions)	36,847	115,817	31.8%	39,345	124,093	31.7%
Collections (S/. Millions) (1)	724	2,227	32.5%	719	2,258	31.8%
Voluntary contributions (S/. Millions)	255	585	43.5%	256	602	42.5%
RAM (S/. Millions) (2)	2,113	6,526	32.4%	2,098	6,630	31.6%

Source: SBS

(1) Accumulated to the quarter. Prima AFP's new affiliations correspond to fishing workers.

(2) Prima AFP estimate: Average of aggregated income during the last 4 months, excluding special collections and voluntary contribution fees.

62

11.8   Credicorp

CREDICORP LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In S/. thousands, IFRS)

	Quarter			% change
	4Q14	3Q15	4Q15	QoQ	YoY

ASSETS
Cash and due from banks
Non-interest bearing	4,351,596	3,426,781	3,821,611	11.5%	-12.2%
Interest bearing	21,161,164	27,955,357	28,650,927	2.5%	35.4%
Total cash and due from banks	25,512,760	31,382,138	32,472,538	3.5%	27.3%

Trading securities, net	2,824,442	2,608,267	2,673,424	2.5%	-5.3%

Loans	79,889,948	87,842,690	90,328,499	2.8%	13.1%
Current	77,880,838	85,586,035	88,017,645	2.8%	13.0%
Internal overdue loans	2,009,109	2,256,655	2,310,854	2.4%	15.0%
Less - allowance for loan losses	(3,308,220)	(3,674,654)	(3,840,337)	4.5%	16.1%
Loans, net	76,581,728	84,168,036	86,488,162	2.8%	12.9%

Investments securities available for sale	15,787,619	19,152,134	18,868,752	-1.5%	19.5%
Investments held to maturity	2,669,778	3,161,475	3,582,129	13.3%	34.2%
Reinsurance assets	468,137	440,615	457,189	3.8%	-2.3%
Premiums and other policyholder receivables	578,297	599,846	648,017	8.0%	12.1%
Property, furniture and equipment, net	2,062,744	1,854,665	1,846,571	-0.4%	-10.5%
Due from customers on acceptances	167,654	201,357	222,496	10.5%	32.7%
Investments in associates (1)	81,274	614,441	630,739	2.7%	N/A
Other assets (2)	8,716,979	8,619,706	7,811,702	-9.4%	-10.4%

Total assets	135,451,411	152,802,680	155,701,719	1.9%	15.0%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	20,574,593	23,240,530	24,311,350	4.6%	18.2%
Interest bearing	56,585,901	63,186,177	66,281,952	4.9%	17.1%
Total deposits and obligations	77,160,494	86,426,707	90,593,302	4.8%	17.4%

BCRP instruments	4,980,531	11,863,340	10,612,840	-10.5%	113.1%
Due to banks and correspondents	11,160,872	9,737,111	8,387,517	-13.9%	-24.8%
Bonds and subordinated debt	15,096,612	16,016,573	16,305,819	1.8%	8.0%
Acceptances outstanding	167,654	201,357	222,496	10.5%	32.7%
Reserves for property and casualty claims	780,867	848,435	879,383	3.6%	12.6%
Reserve for unearned premiums	4,616,192	5,161,785	5,482,244	6.2%	18.8%
Reinsurance payable	220,910	364,396	349,354	-4.1%	58.1%
Other liabilities (3)	6,641,255	6,434,818	6,139,012	-4.6%	-7.6%
Total liabilities	120,825,387	137,054,522	138,971,967	1.4%	15.0%

Net equity	13,979,455	15,153,252	16,128,015	6.4%	15.4%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,184)	(208,727)	(208,978)	0.1%	0.4%
Capital surplus	302,941	290,073	284,171	-2.0%	-6.2%
Reserves	9,316,314	11,127,858	11,222,405	0.8%	20.5%
Unrealized gains or losses	789,940	256,730	421,968	64.4%	-46.6%
Retained earnings	2,459,451	2,368,325	3,089,456	30.4%	25.6%

Non-controlling interest	646,570	594,906	601,737	1.1%	-6.9%

Total equity	14,626,025	15,748,158	16,729,752	6.2%	14.4%

Total liabilities and total equity	135,451,411	152,802,680	155,701,719	1.9%	15.0%

Off balance sheet	60,364,716	62,914,042	71,458,336	13.6%	18.4%

(1) Mainly includes JV between Grupo Pacifico and Banmedica.

(2) Mainly includes receivables, goodwill, tax credit, and others.

(3) Mainly, includes other payable accounts.

63

CREDICORP LTD. AND SUBSIDIARIES

QUARTERLY INCOME STATEMENT

(In S/. thousands, IFRS)

	Quarter			% change		Year		% change
	4Q14	3Q15	4Q15	QoQ	YoY	2014	2015	2015 / 2014

Interest income and expense
Interest and dividend income	2,282,651	2,517,964	2,670,243	6.0%	17.0%	8,578,665	10,022,944	16.8%
Interest expense	(571,253)	(651,071)	(694,803)	6.7%	21.6%	(2,168,859)	(2,558,049)	17.94%
Net interest income	1,711,398	1,866,893	1,975,440	5.8%	15.4%	6,409,805	7,464,895	16.5%

Net provisions for loan losses	(437,258)	(444,425)	(502,574)	13.1%	14.9%	(1,715,809)	(1,880,898)	9.6%

Non-financial income
Fee income	685,363	650,195	687,164	5.7%	0.3%	2,521,829	2,644,191	4.9%
Net gain on foreign exchange transactions	187,945	197,902	207,165	4.7%	10.2%	625,069	773,798	23.8%
Net gain on sales of securities	(38,271)	29,200	(16,816)	-157.6%	-56.1%	212,943	58,012	-72.8%
Net gain from subsidiaries (1)	-	3,172	(2,853)	-189.9%	N/A	-	146,910	N/A
Other non-financial fincome	30,883	35,612	73,894	107.5%	139.3%	145,368	188,882	29.9%
Total non financial income, net	865,920	916,081	948,554	3.5%	9.5%	3,505,209	3,811,793	8.7%

Insurance premiums and claims
Net premiums earned	569,851	432,777	436,161	0.8%	-23.5%	2,188,239	1,700,478	-22.3%
Net claims incurred	(375,056)	(265,648)	(278,354)	4.8%	-25.8%	(1,426,733)	(1,031,659)	-27.7%
Acquisition cost	(90,802)	(41,884)	(23,415)	-44.1%	-74.2%	(338,608)	(192,584)	-43.1%
Total insurance services technical result	103,992	125,245	134,392	7.3%	29.2%	422,898	476,235	12.6%

Gross margin from medical subsidiaries	23,467	-	-	N/A	N/A	98,232	-	N/A

Operating expenses
Salaries and employees benefits	(680,338)	(703,985)	(740,924)	5.2%	8.9%	(2,659,122)	(2,878,318)	8.2%
Administrative, general and tax expenses	(566,463)	(496,163)	(586,487)	18.2%	3.5%	(1,930,483)	(1,995,802)	3.4%
Depreciation and amortization	(129,616)	(111,966)	(198,318)	77.1%	53.0%	(433,787)	(529,376)	22.0%
Other expenses	(148,227)	(25,688)	(32,414)	26.2%	-78.1%	(307,796)	(154,497)	-49.8%
Total expenses	(1,524,644)	(1,337,802)	(1,558,143)	16.5%	2.2%	(5,331,188)	(5,557,993)	4.3%

Operating income	742,875	1,125,992	997,669	-11.4%	34.3%	3,389,147	4,314,032	27.3%

Translation result	(1,751)	2,940	32,733	N/A	N/A	430	46,563	N/A
Income taxes	(257,220)	(300,989)	(297,398)	-1.2%	15.6%	(968,333)	(1,197,207)	23.6%

Net income	483,903	827,943	733,004	-11.5%	51.5%	2,421,245	3,163,388	30.7%
Non-controlling interest	(11,703)	20,798	1,872	-91.0%	-116.0%	33,394	71,082	112.9%
Net income attributed to Credicorp	495,606	807,145	731,132	-9.4%	47.5%	2,387,851	3,092,306	29.5%

(1) Includes the joint venture between Grupo Pacifico and Banmedica.

64

11.9 Table of calculations

Table of calculations (1)

Profitability

Net Interest Margin (NIM)	Annualized net interest income/ Average* interest earning assets

Net Interest Margin on loans	[Interest on loans–(Interest expense x (Average* total loans /Average
(NIM on loans)	interest earning assets))] x 4/Average total loans
Funding cost	Annualized interest expense / Average* of total liabilities
Return on average assets (ROAA)	Annualized net income / Average* assets
Return on average equity (ROAE)	Annualized net income / Average* net equity

Portfolio quality

Internal overdue ratio	Internal overdue loans / Total loans
Non – performing loans ratio (NPL ratio)	Non-performing loans / Total loans
Cove rage ratio of internal overdue loans	Allowance for loan losses / Internal overdue loans
Cove rage ratio of non – performing loans	Allowance for loan losses / Non-performing loans

Cost of risk	Annualized net provisions for loan losses / Total loans
Net provisions for loan losses / Net interest income

Operating performance

Operating efficiency	(Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Adquisition cost) / (Net interest income + Fee income + Net gain on foreign exchange transactions + Net gain from subsidiaries + Net premiums earned + Gross margin from medical services)
(Salaries and employee benefits + Administrative expenses + Depreciation and amortization) / Average* total assets

Capital Adequacy

BIS ratio	Regulatory Capital / Risk-weighted assets
Tier 1 ratio	Tier 1 / Risk-weighted assets
Common Equity Tier 1 ratio	Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability) + retained earnings + unrealized gains.

* Averages are determined as the average of period-beginning and period-ending balances.

*N/A: Not applicable

Change in Credicorp’s efficiency ratio formula

Credicorp	Quarter								Year
- Efficiency ratio -	1Q14	2Q14	3Q14	4Q14	1Q15	2Q15	3Q15	4Q15	2014	2015
Reported in previous reports (1)	40.8%	43.9%	41.5%	43.3%	41.4%	42.3%	41.7%	43.7%	42.4%	42.3%
New reported ratio (2)	43.9%	46.8%	44.1%	46.2%	41.8%	44.0%	43.0%	44.4%	45.3%	43.3%

(1) (Total expenses - Other expenses) / (Net interest income + Fee income + Gain on foreign exchange transactions + Net premiums earned + Gross margin from medical services)

(2) (Total expenses + Acquisition cost - Other expenses) / (Net interest income + Fee income + Gain on foreign exchange transactions + Net gain from subsidiaries + Net premiums earned + Gross margin from medical services)

65

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 8th, 2016

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Bottger
Miriam Bottger
Authorized Representative